Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

LIBERTY TRIPADVISOR HOLDINGS, INC.,

TRIPADVISOR, INC.

and

TELLURIDE MERGER SUB CORP.

Dated as of December 18, 2024

Page

ARTICLE I THE MERGER; CLOSING; EFFECTIVE TIME		3

1.1	The Merger	3
1.2	Closing	3
1.3	Effective Time	3

ARTICLE II ORGANIZATIONAL DOCUMENTS, DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION		4

2.1	The Certificate of Incorporation	4
2.2	The Bylaws	4
2.3	Directors of Surviving Corporation	4
2.4	Officers of the Surviving Corporation	4

ARTICLE III EFFECT OF THE MERGER ON SECURITIES; EXCHANGE		4

3.1	Effect on Capital Stock	4
3.2	Exchange of Certificates	6
3.3	Dissenters’ Rights	9
3.4	Adjustments to Prevent Dilution	10
3.5	Treatment of Equity Awards	10

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		12

4.1	Organization, Good Standing and Qualification	12
4.2	Capital Structure	12
4.3	Corporate Authority and Approval; Financial Advisor Opinion	14
4.4	Governmental Filings; No Violations	15
4.5	Company Reports; Financial Statements	16
4.6	Absence of Certain Changes	17
4.7	Litigation	17
4.8	No Undisclosed Liabilities	17
4.9	Takeover Statutes	18
4.10	Brokers and Finders	18
4.11	Ownership of Parent Common Stock	18
4.12	Employee Benefits	18
4.13	Compliance with Laws, Licenses	19
4.14	Material Contracts	20
4.15	Taxes	22
4.16	Intellectual Property	23
4.17	Data Privacy	25
4.18	Insurance	26
4.19	Real Property	26
4.20	Regulation U	26
4.21	Supplemental Indenture	26

(cont.)

Page

4.22	No Other Representations and Warranties	26

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		27

5.1	Organization, Good Standing and Qualification	27
5.2	Ownership of Merger Sub	28
5.3	Corporate Authority; Approval	28
5.4	Parent Reports; Financial Statements	29
5.5	Absence of Certain Changes	30
5.6	No Undisclosed Liabilities	30
5.7	Takeover Statutes	30
5.8	Governmental Filings; No Violations	30
5.9	Litigation	31
5.10	Brokers and Finders	31
5.11	Taxes	31
5.12	Financial Ability	32
5.13	Solvency	32
5.14	No Other Representations and Warranties	32
5.15	Access to Information; Disclaimer	32

ARTICLE VI COVENANTS		33

6.1	Company Interim Operations	33
6.2	No Solicitation; Acquisition Proposals	37
6.3	Information Supplied; Schedule 13E-3	42
6.4	Company Stockholders Meeting	43
6.5	Filings; Other Actions; Notification and Cooperation	44
6.6	Access; Consultation	45
6.7	Stock Exchange De-listing and De-registration	46
6.8	Publicity	46
6.9	Expenses; Transfer Taxes	46
6.10	Indemnification; Directors’ and Officers’ Insurance	47
6.11	Takeover Statute	49
6.12	Control of the Company’s or Parent’s Operations	49
6.13	Section 16(b)	49
6.14	Approval by Sole Stockholder of Merger Sub	50
6.15	Stockholder Litigation	50
6.16	Treatment of Exchangeable Debentures	51
6.17	Treatment of Forward Contract	52
6.18	Intended Tax Treatment	52
6.19	Amendment of the Company Charter	53
6.20	Certain Contract Terminations	53
6.21	ParentSub LLC Merger	53
6.22	Waiver of Conflicts Regarding Representation	54

(cont.)

Page

6.23	Voting of Parent Common Stock	56

ARTICLE VII CONDITIONS		56

7.1	Conditions to Each Party’s Obligation to Effect the Merger	56
7.2	Conditions to Obligations of Parent and Merger Sub	57
7.3	Conditions to Obligation of the Company	58
7.4	Frustration of Conditions	58

ARTICLE VIII TERMINATION		59

8.1	Termination by Mutual Consent	59
8.2	Termination by Either Parent or the Company	59
8.3	Termination by the Company	59
8.4	Termination by Parent	60
8.5	Effect of Termination and Abandonment	60

ARTICLE IX MISCELLANEOUS AND GENERAL		62

9.1	Survival	62
9.2	Modification or Amendment	62
9.3	Waiver	62
9.4	Counterparts; Effectiveness	63
9.5	Governing Law and Venue; Waiver of Jury Trial	63
9.6	Notices	64
9.7	Entire Agreement	65
9.8	No Third Party Beneficiaries	65
9.9	Obligations of Parent and of the Company	66
9.10	Severability	66
9.11	Interpretation	66
9.12	Assignment	68
9.13	Specific Performance	68
9.14	No Recourse	69
9.15	Definitions	69

INDEX OF DEFINED TERMS

Defined Term	Section

Acceptable Confidentiality Agreement	9.15
Acquisition Proposal	9.15
Action	9.5(b)
Affiliate	9.15
Agreement	Preamble
Alternative Acquisition Agreement	6.2(d)
Antitrust Laws	9.15
Applicable Date	4.5(a)
A&R Company Bylaws	4.4(b)
Baker Botts	9.15
Balance Sheet	4.8
Bankruptcy and Equity Exception	4.3(a)
Beneficially Own	9.15
Beneficial Owner	9.15
Beneficial Ownership	9.15
Capitalization Date	4.2(a)
Carrying Credit	9.15
Cash Award	3.5(b)
Certares	Recitals
Certares Side Letter	9.15
Certares Voting Agreement	Recitals
Certificate	3.1(c)
Certificate of Amendment	6.19
Certificate of Designations	Recitals
Certificate of Incorporation	2.1
Certificate of Merger	1.3
Change in Recommendation	6.2(d)
Citi	4.3(b)
Closing	1.2
Closing Date	1.2
Code	Recitals
Consent	4.4(a)
Common Share	3.1(a)
Common Share Merger Consideration	3.1(a)
Company	Preamble
Company, LLC	9.15
Company Board	Recitals
Company Charter Amendment	Recitals
Company Disclosure Letter	ARTICLE IV
Company Equity Awards	9.15
Company Intellectual Property	9.15
Company Licensed IP	9.15
Company Owned IP	9.15
Company Material Adverse Effect	9.15

v

Defined Term	Section
Company Parent Shares	6.23
Company Plan	9.15
Company Recommendation	4.3(c)
Company Related Parties	8.5(f)
Company Reports	4.5(a)
Company Requisite Approval	4.3(a)
Company Section 16 Officer	9.15
Company Stock Plan(s)	9.15
Company Stockholders Meeting	6.4(a)
Company Termination Fee	8.5(b)
Consent	4.4(a)
Contracts	4.4(b)
Covered Person	9.15
COVID-19	9.15
D&O Insurance	6.10(b)
Dealer	6.17(b)
Delaware Chancery Court	9.5(b)
DGCL	Recitals
Disinterested Stockholders	9.15
Dissenting Shares	3.1(c)
Dissenting Stockholders	3.1(a)
Effective Time	1.3
ERISA	9.15
Exchange Act	4.4(a)
Exchange Fund	3.2(a)
Exchange Rates	9.15
Exchangeable Debentures	9.15
Exchangeable Senior Debentures Indenture	9.15
Excluded Common Share	3.1(a)
Excluded Series A Preferred Share	3.1(b)
Excluded Shares	3.1(c)
Federal Reserve Board	9.15
FCPA	4.13(b)
Filing Time	6.3(b)
Foreign Competition Laws	4.4(a)
Forward Contract	9.15
Forward Contract Amendment	6.17(a)
Form FR G-3	4.20
GAAP	9.15
Governmental Entity	4.4(a)
HSR Act	4.4(a)
Indebtedness	9.15
Indemnified Parties	6.10(a)
Intellectual Property	9.15
Intended Tax Treatment	Recitals

Defined Term	Section
Intervening Event	9.15
Investee	9.15
IT Systems	9.15
Knowledge of the Company	9.15
Knowledge of Parent	9.15
Law	9.15
Liberty Media	9.15
Liberty Media Contracts	9.15
Liberty Media Letter Agreement	9.15
Liberty Media Side Letter	9.15
Licenses	4.13(a)
Lien	4.2(e)
Maffei	9.15
Maffei Voting Agreement	Recitals
Margin Stock	9.15
Marks	9.15
Material Contracts	4.14(i)
Merger	Recitals
Merger Consideration	3.1(c)
Merger Sub	Preamble
Necessary Information	6.22(c)
Non-Recourse Party	9.14
O’Melveny	9.15
Option	3.5(a)
Order	9.15
OTC	6.3(c)
Other Company Filing	6.3(c)
Parent	Preamble
Parent Acquisition Proposal	9.15
Parent Board	Recitals
Parent Business Combination	6.1(f)
Parent Class B Common Stock	4.11
Parent Common Stock	4.11
Parent Credit Agreement	9.15
Parent Disclosure Letter	ARTICLE V
Parent Loan Facility	9.15
Parent Loan Facility Guarantors	9.15
Parent Material Adverse Effect	9.15
Parent Related Parties	8.5(f)
Parent Reports	9.15
Parent Section 16 Officer	9.15
Parent Shares	6.23
ParentSub LLC	Recitals
ParentSub LLC Merger	Recitals
Paying Agent	3.2(a)

Defined Term	Section
Payment	8.5(e)
Permitted Liens	9.15
Permitted Parent Access Circumstance	6.22(c)
Person	9.15
Personal Information	9.15
Post-Closing Representation	6.22(a)
Potter Anderson	9.15
Privacy Laws	9.15
Privacy Requirements	9.15
Privileged Information	9.15
Proceedings	4.7
Processing	9.15
Protected Information	9.15
Proxy Statement	6.3(a)
Real Property	4.19
Registered IP	4.16(a)
Regulation U	9.15
Related Parties	8.5(f)
Representative	9.15
Represented Persons	6.22(a)
Restated Company Certificate of Incorporation	Recitals
Restated Parent Bylaws	5.8(b)
Restated Parent Certificate of Incorporation	5.8(b)
Rev. Proc. 2018-12	6.18(b)
Schedule 13E-3	6.3(a)
SEC	4.5(a)
Securities Act	4.4(a)
Series A Common Share Merger Consideration	3.1(a)
Series A Common Stock	3.1(a)
Series A Option	3.5(a)
Series A Preferred Shares	3.1(b)
Series A Preferred Share Cash Merger Consideration	3.1(b)
Series A Preferred Share Equity Merger Consideration	3.1(b)
Series A Preferred Share Merger Consideration	3.1(b)
Series B Common Share Merger Consideration	3.1(a)
Series B Common Stock	3.1(a)
Series B Option	3.5(a)
Series C Common Stock	4.2(a)
Shares	3.1(c)
Sherman	9.15
Skadden	9.15
Solvent	9.15
Special Committee	Recitals
Staff	6.3(b)
Subsidiary	9.15

Defined Term	Section
Superior Proposal	9.15
Surviving Corporation	1.1
Takeover Statute	4.9
Tax	9.15
Tax Return	9.15
Taxable	9.15
Termination Date	8.2(a)
Trade Secrets	9.15
Transaction Documents	9.15
Treasury Regulations	9.15
Uncertificated Series A Preferred Shares	3.1(c)
Uncertificated Shares	3.1(c)
Voting Agreements	Recitals
Willful Breach	9.15

Exhibits:

Exhibit A:	Form of Amended and Restated Certificate of Incorporation
Exhibit B:	Form of Amended and Restated Bylaws
Exhibit C:	Form of Certificate of Amendment to the Restated Company Certificate of Incorporation

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is entered into as of December 18, 2024, by and among Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the “Company”), Tripadvisor, Inc., a Delaware corporation (“Parent”), and Telluride Merger Sub Corp., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) has, as of the date of this Agreement, by resolutions duly adopted, unanimously (a) determined that this Agreement, including the merger of Merger Sub with and into the Company with the Company surviving the merger as the surviving corporation (the “Merger”), the Parent Loan Facility, the Maffei Voting Agreement and the transactions contemplated thereby, the Certares Voting Agreement and the transactions contemplated thereby, the Certares Side Letter and the transactions contemplated thereby, and the other transactions contemplated hereby, are advisable and fair to, and in the best interests of, the Company and its stockholders, including the Disinterested Stockholders, (b) declared this Agreement and the transactions contemplated hereby (including the Merger) advisable, (c) approved this Agreement, the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein, (d) approved and declared advisable an amendment (the “Company Charter Amendment”) to the Restated Certificate of Incorporation of the Company, dated August 27, 2014 (the “Restated Company Certificate of Incorporation”), that amends certain provisions of the Certificate of Designations of 8% Series A Cumulative Redeemable Preferred Stock of the Company, dated March 15, 2020 (the “Certificate of Designations”), (e) directed that the adoption of this Agreement and the Company Charter Amendment be submitted to a vote of the stockholders of the Company entitled to vote thereon at the Company Stockholders Meeting, and (f) subject to Section 6.2, resolved to recommend that the stockholders of the Company entitled to vote thereon approve the adoption of this Agreement and the Company Charter Amendment in accordance with the General Corporation Law of the State of Delaware (“DGCL”);

WHEREAS, the board of directors of Parent (the “Parent Board”) has formed a special committee (the “Special Committee”), consisting solely of non-management independent members of the Parent Board who are not affiliates of the Company to, among other things, evaluate and oversee the terms of this Agreement, the Merger and the other transactions contemplated hereby, and to make a recommendation to the Parent Board as to whether Parent and Merger Sub should enter into this Agreement;

WHEREAS, the Special Committee has, as of the date of this Agreement, by resolutions duly adopted, unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger and the Parent Loan Facility are advisable, fair to, and in the best interests of, Parent and its stockholders (excluding the Company, its Affiliates and Certares), (b) recommended to the Parent Board that the Parent Board (i) determine that this Agreement, the transactions contemplated hereby, including the Merger and the Parent Loan Facility, are fair to, and in the best interests of, Parent and its stockholders (excluding the Company, its Affiliates and Certares), (ii) declare this Agreement and the transactions contemplated hereby (including the Merger and the Parent Loan Facility) advisable and (iii) approve this Agreement, the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of the covenants and agreements contained herein and the consummation of the transactions contemplated hereby, including the Merger and the Parent Loan Facility, upon the terms and subject to the conditions contained herein;

WHEREAS, the Parent Board, having received the unanimous recommendation of the Special Committee, has, as of the date of this Agreement, by resolutions duly adopted, (a) determined that this Agreement and the transactions contemplated hereby, including the Merger and the Parent Loan Facility are fair to, and in the best interests of, Parent and its stockholders (excluding the Company, its Affiliates and Certares), (b) declared this Agreement and the transactions contemplated hereby (including the Merger and the Parent Loan Facility) advisable and (c) approved this Agreement, the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of its covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein;

WHEREAS, the board of directors of Merger Sub, by resolutions duly adopted, has unanimously (a) approved and declared advisable this Agreement, the Merger and the consummation of the other transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement, (b) determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, (c) resolved to recommend that the sole stockholder of Merger Sub approve the adoption of this Agreement and (d) directed that the adoption of this Agreement be submitted to a vote of the sole stockholder of Merger Sub;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and material inducement to Parent entering into this Agreement, Maffei is entering into a voting agreement with the Company and Parent (the “Maffei Voting Agreement”), agreeing to vote certain Shares Beneficially Owned by Maffei in favor of approving the adoption of this Agreement, the Merger and the transactions contemplated hereby, including voting in favor of approving the adoption of the Company Charter Amendment, subject to the terms and conditions set forth therein;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and material inducement to Parent entering into this Agreement, Certares LTRIP LLC, a Delaware limited liability company (“Certares”), is entering into a voting agreement with the Company and Parent (the “Certares Voting Agreement” and together with the Maffei Voting Agreement, collectively, the “Voting Agreements”), agreeing to vote certain Shares Beneficially Owned by Certares in favor of approving the adoption of the Company Charter Amendment, subject to the terms and conditions set forth therein;

WHEREAS, immediately following the Effective Time (as defined below), the Surviving Corporation (as defined below) shall be merged with and into TellurideSub LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Parent (“ParentSub LLC”), and the separate corporate existence of the Surviving Corporation shall thereupon cease (the “ParentSub LLC Merger”);

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement; and

WHEREAS, for U.S. federal income tax purposes, the parties intend that the Merger taken together with the ParentSub LLC Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and Treasury Regulations promulgated thereunder (the “Intended Tax Treatment”), and that this Agreement be, and is hereby, adopted as a plan of reorganization within the meaning of Section 368(a) of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the receipt and sufficiency of which are acknowledged and agreed, the parties hereto agree as follows:

ARTICLE I
THE MERGER; CLOSING; EFFECTIVE TIME

1.1            The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (in such capacity, sometimes hereinafter referred to as the “Surviving Corporation”), and become, directly or indirectly, a wholly owned Subsidiary of Parent, and the separate corporate existence of the Company with all its property, rights, privileges, powers and franchises shall continue unaffected by the Merger, except as set forth in ARTICLE II. The Merger shall have the effects specified in the DGCL, this Agreement and the Certificate of Merger (as defined below).

1.2            Closing. Unless this Agreement shall have been terminated pursuant to ARTICLE VIII and unless otherwise mutually agreed in writing by the parties hereto, the closing of the Merger (the “Closing”) shall be conducted remotely via the electronic exchange of documents and signatures at 8:00 a.m., Eastern Time, on the date that is three (3) Business Days following the day on which the last to be satisfied or waived of each of the conditions set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement. The date on which the Closing occurs is referred to as the “Closing Date”.

1.3            Effective Time. On the terms and subject to the conditions set forth herein, on the Closing Date, Parent and the Company will cause the certificate of merger with respect to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective on the date and at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed upon by the Company and Parent in writing and set forth in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

ARTICLE II
ORGANIZATIONAL DOCUMENTS, DIRECTORS AND OFFICERS
OF THE SURVIVING CORPORATION

2.1            The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company in effect immediately prior to the Effective Time (the “Certificate of Incorporation”) shall be amended and restated in its entirety to read in the form set forth in Exhibit A until thereafter amended as provided therein and applicable Law, subject to Section 6.10.

2.2            The Bylaws. At the Effective Time, the bylaws of the Company in effect immediately prior to the Effective Time (the “Bylaws”) shall be amended and restated in their entirety to read in the form set forth in Exhibit B until thereafter amended as provided therein and applicable Law, subject to Section 6.10.

2.3            Directors of Surviving Corporation. The parties hereto shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Certificate of Incorporation and the Bylaws.

2.4            Officers of the Surviving Corporation. The parties hereto shall take all actions necessary so that the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation to hold office until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Certificate of Incorporation and the Bylaws.

ARTICLE III
EFFECT OF THE MERGER ON SECURITIES;
EXCHANGE

3.1            Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any securities of the Company, Parent or Merger Sub or any other person:

(a)            Common Share Merger Consideration. Each share of Series A common stock, par value $0.01, of the Company (the “Series A Common Stock”) and Series B common stock, par value $0.01, of the Company (the “Series B Common Stock” and together with the Series A Common Stock, collectively, the “Common Shares” and each a “Common Share”) issued and outstanding immediately prior to the Effective Time (other than (i) the Common Shares owned by Parent or Merger Sub, (ii) the Common Shares owned by the Company as treasury stock (each such Common Share referred to in clauses (i) and (ii) above, an “Excluded Common Share” and, collectively, the “Excluded Common Shares”) and (iii) Common Shares that are held by stockholders (“Dissenting Stockholders”) who (A) have not voted in favor of the Merger or consented to it in writing and (B) have properly demanded appraisal rights of such Common Shares in accordance with, and have complied in all respects with, all provisions of Section 262 of the DGCL concerning the rights of holders of Common Shares to demand appraisal of such Common Shares in connection with the Merger) shall be converted into the right to receive cash without interest thereon, with (x) each share of Series A Common Stock receiving $0.2567 in cash (without interest thereon) (the “Series A Common Share Merger Consideration”) and (y) each share of Series B Common Stock receiving $0.2567 in cash (without interest thereon) (the “Series B Common Share Merger Consideration” and, together with the Series A Common Share Merger Consideration, collectively, the “Common Share Merger Consideration”).

(b)            Series A Preferred Share Merger Consideration. All of the shares of 8% Series A Cumulative Redeemable Preferred Stock, par value $0.01, of the Company (the “Series A Preferred Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) the Series A Preferred Shares owned by Parent or Merger Sub and (ii) the Series A Preferred Shares owned by the Company as treasury stock (each such Series A Preferred Share referred to in clauses (i) and (ii) above, an “Excluded Series A Preferred Share” and, collectively, the “Excluded Series A Preferred Shares”)) shall be converted into the right to receive in the aggregate (A) $42,471,000 in cash, without interest thereon (the “Series A Preferred Share Cash Merger Consideration”) and (B) 3,037,959 validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Series A Preferred Share Equity Merger Consideration” and, together with the Series A Preferred Share Cash Merger Consideration, collectively, the “Series A Preferred Share Merger Consideration”).

(c)            At the Effective Time, all of the Common Shares and the Series A Preferred Shares (collectively, the “Shares”) (other than the Excluded Common Shares and Excluded Series A Preferred Shares (collectively, the “Excluded Shares”) and the Common Shares owned by Dissenting Stockholders (the “Dissenting Shares”)) then issued and outstanding shall cease to be outstanding, shall be cancelled and shall cease to exist, and (i) each certificate (a “Certificate”) formerly representing any of the Shares (other than the Excluded Shares and the Dissenting Shares) and (ii) each book-entry account formerly representing any uncertificated Common Shares (“Uncertificated Common Shares”) (other than the Excluded Shares and the Dissenting Shares) or any uncertificated Series A Preferred Shares (“Uncertificated Series A Preferred Shares”) shall thereafter represent only the right to receive the applicable Common Share Merger Consideration or the Series A Preferred Share Merger Consideration, as applicable (collectively, the “Merger Consideration”), and the holders thereof shall cease to have any rights with respect to such Shares other than the right to receive the applicable Merger Consideration upon surrender thereof in accordance with Section 3.2, and each Certificate and Uncertificated Share formerly representing Shares owned by Dissenting Stockholders shall thereafter represent only the right to receive the payment of which reference is made in Section 3.3.

(d)            Cancellation of Excluded Shares. Each Excluded Share issued and outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Company, Parent or Merger Sub, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(e)            Merger Sub. Each share of common stock, par value $0.01, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) share of common stock, par value $0.01, of the Surviving Corporation.

3.2            Exchange of Certificates.

(a)            Paying Agent. Immediately prior to the Effective Time, Parent shall deposit, or cause to be deposited, with a paying agent selected by Parent with the Company’s prior written approval, which shall not be unreasonably withheld, conditioned or delayed (the “Paying Agent”), for the benefit of the holders of (i) Common Shares (other than Excluded Common Shares and Dissenting Shares) an aggregate amount of cash comprising the amounts required to be delivered pursuant to Section 3.1(a) in respect of Common Shares and (ii) Series A Preferred Shares (other than Excluded Series A Preferred Shares), (A) an aggregate amount of cash comprising amounts required to be delivered pursuant to Section 3.1(b), (B) an aggregate number of uncertificated, whole book-entry shares of Parent Common Stock comprising the Series A Preferred Share Equity Merger Consideration and (C) cash in an amount sufficient to pay any dividends or distributions as provided in Section 3.2(d), in each case, without any interest (such aggregate amount of consideration being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the cash portion of the Exchange Fund as directed by Parent; provided that (x) such investments shall be an obligation of, or guaranteed by, the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks and (y) no such investment (or losses thereon) shall affect the amount of Merger Consideration payable to the holders of Shares pursuant to Section 3.1. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment as contemplated by Section 3.1, Parent shall promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make all cash payments required pursuant to Section 3.1. No later than five (5) Business Days prior to the Closing Date, Parent shall enter into an agreement with the Paying Agent, in form and substance reasonably satisfactory to the Company (which confirmation of satisfaction shall not be unreasonably withheld, conditioned or delayed), to effect the applicable terms of this Agreement.

(b)            Exchange Procedures. Promptly after the Effective Time (and in any event, in the case of holders of Common Shares within five (5) Business Days thereafter or in the case of holders of Series A Preferred Shares within one (1) Business Day thereafter), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate representing Common Shares and deliver to each holder of record a Certificate representing Series A Preferred Shares, in each case outstanding immediately prior to the Effective Time, as applicable (other than the Excluded Shares and Shares owned by Dissenting Stockholders): (i) a letter of transmittal in a form reasonably acceptable to the Company (which such consent must be provided by the Company prior to the Closing) advising such holder of the effectiveness of the Merger and the conversion of its Certificates into the applicable Common Share Merger Consideration or the Series A Preferred Share Merger Consideration, as applicable, and specifying that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of such Certificates, as provided in Section 3.2(g)) and (ii) instructions for use in effecting the surrender of such Certificates (or affidavits of loss in lieu of such Certificates as provided in Section 3.2(g)). Upon the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2(g)) to the Paying Agent in accordance with the terms of such transmittal materials, the holders of such Certificates shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay or deliver as promptly as reasonably practicable thereafter (and in any event, in the case of holders of Certificates representing Series A Preferred Shares, within two (2) Business Days), an amount in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required Tax withholding provided in Section 3.2(i)) equal to the cash amount (rounded to the nearest cent) that such holder is entitled to receive pursuant to Section 3.1(a) or Section 3.1(b), as applicable, cash in an amount sufficient to pay any dividends or distributions as provided in Section 3.2(d), and/or a number of shares of Parent Common Stock which shall represent, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 3.1(b), as applicable, in each case, after giving effect to any required Tax withholding provided in Section 3.2(i), and the Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable to holders of such Certificates. In the event of a transfer of ownership of Common Shares or Series A Preferred Shares, as applicable, represented by such Certificates that are not registered in the transfer records of the Company, a check for any cash to be paid or the shares of Parent Common Stock to be exchanged, as applicable, upon due surrender of such Certificates, may be issued and/or paid to such a transferee if such Certificates formerly representing such Common Shares or Series A Preferred Shares, as applicable, are presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(c)            Uncertificated Shares. Promptly after the Effective Time (and in any event, in the case of holders of Common Shares within five (5) Business Days thereafter or in the case of holders of Series A Preferred Shares within one (1) Business Day thereafter), Parent shall cause the Paying Agent to (i) mail to each registered holder of Uncertificated Common Shares (other than in respect of the Excluded Shares and Dissenting Shares) and deliver to each registered holder of Uncertificated Series A Preferred Shares (other than in respect of the Excluded Shares and Dissenting Shares) materials advising such holder of the effectiveness of the Merger and the conversion of (A) the Common Shares into the right to receive the applicable Common Share Merger Consideration and (B) the Series A Preferred Shares into the right to receive the Series A Preferred Share Merger Consideration, as applicable, and (ii) deliver (A) the applicable Common Share Merger Consideration that such holder is entitled to receive in respect of its Common Shares pursuant to Section 3.1(a) and (B) the Series A Preferred Share Merger Consideration that such holder is entitled to receive in respect of its Series A Preferred Shares pursuant to Section 3.1(b) (in each case, after giving effect to any required Tax withholdings as provided in Section 3.2(i)), without interest thereon.

(d)            Distributions with Respect to Unexchanged Shares. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock issuable in the Merger. No dividends or other distributions in respect of the Parent Common Stock issued pursuant to the Merger shall be paid to any holder of any unsurrendered Certificate until such Certificate (or affidavit of loss in lieu thereof) is surrendered for exchange in accordance with this ARTICLE III. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof), there shall be issued and/or paid to the holder of the whole shares of Parent Common Stock issued in exchange therefor, without interest thereon, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time, but with a payment date subsequent to surrender.

(e)            Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

(f)            Termination of the Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the stockholders of the Company for twelve (12) months after the Effective Time shall be delivered, at Parent’s option, to Parent. Any holder of Shares (other than the Excluded Shares) who has not theretofore complied with this ARTICLE III shall thereafter look only to Parent for delivery of any payment of Merger Consideration and cash in an amount sufficient to pay any dividends or distributions, as applicable (after giving effect to any required Tax withholdings as provided in Section 3.2(i)) upon due surrender of its Certificates (or affidavits of loss in lieu of such Certificates as provided in Section 3.2(g)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, such Merger Consideration shall become the property of ParentSub LLC, free and clear of all claims or interest of any Person previously entitled thereto.

(g)            Lost, Stolen or Destroyed Certificates. In the event any of the Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance satisfactory to the Company) of that fact by the Person claiming such Certificate to be lost, stolen or destroyed to the Paying Agent or ParentSub LLC, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration that would have been issuable or payable pursuant to the provisions of this ARTICLE III (after giving effect to any required Tax withholdings as provided in Section 3.2(i)) had such lost, stolen or destroyed Certificates been surrendered. No bond or other surety shall otherwise be required to be paid, posted or delivered in connection with the foregoing.

(h)            Tax Treatment. For all purposes of this Section 3.2 and for U.S. federal income tax purposes, and in accordance with Treasury Regulations Section 1.358-2(a)(2)(ii), a holder of Series A Preferred Shares will be treated as having surrendered, in exchange for the Series A Preferred Share Cash Merger Consideration to be paid to such holder pursuant to Section 3.1, a number of Series A Preferred Shares (which are specifically identified by such holder in the letter of transmittal to be exchanged for such holder’s aggregate Series A Preferred Share Cash Merger Consideration) equal to the product of (A) the total number of Series A Preferred Shares held by such holder and converted into the right to receive the Series A Preferred Share Merger Consideration pursuant to this Agreement and (B) a fraction, the numerator of which is the Series A Preferred Share Cash Merger Consideration and the denominator of which is the sum of (x) the fair market value of the Series A Preferred Share Equity Merger Consideration and (y) the Series A Preferred Share Cash Merger Consideration.

(i)            Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any other applicable state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld and timely remitted by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be.

3.3            Dissenters’ Rights. Notwithstanding anything to the contrary herein, any Dissenting Shares (until such time as such stockholder effectively withdraws, fails to perfect, or otherwise loses such stockholder’s appraisal rights under the DGCL with respect to such shares, at which time such shares shall cease to be Dissenting Shares, as applicable) shall not be converted into or represent the right to receive the applicable Common Share Merger Consideration pursuant to the provisions of this ARTICLE III unless and until the holder thereof shall have failed to perfect or shall have effectively withdrawn or otherwise lost such holder’s right to appraisal under the DGCL, and instead and in lieu thereof the Dissenting Stockholders shall be entitled to receive only the payments provided by Section 262 of the DGCL with respect to the Common Shares owned by such Dissenting Stockholders. From and after the Effective Time, all Dissenting Shares shall no longer be outstanding and shall be cancelled and cease to exist, and each Dissenting Stockholder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. Notwithstanding the foregoing, if, after the Effective Time any Person who otherwise would be deemed a Dissenting Stockholder shall have failed to properly perfect or shall have effectively withdrawn or otherwise lost the right to appraisal under Section 262 of the DGCL or if a court of competent jurisdiction shall finally determine that the Dissenting Stockholder is not entitled to relief provided by Section 262 of the DGCL with respect to any Common Shares, such Common Shares shall thereupon be treated as though such Common Shares had been converted, as of the Effective Time, into the right to receive the applicable Common Share Merger Consideration without interest and less any required Tax withholding. Prior to the Effective Time, the Company shall give Parent written notice as promptly as reasonably practicable of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to stockholders’ rights of appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Any amounts required to be paid in respect of the Common Shares held by the Dissenting Stockholders shall be paid by Parent or Parent shall cause ParentSub LLC to pay such amounts.

3.4            Adjustments to Prevent Dilution. In the event that Parent or the Company changes the number of Parent Shares (as defined below), Shares or securities convertible or exchangeable into or exercisable for Parent Shares or Shares, as applicable, in each case issued and outstanding prior to the Effective Time as a result of a distribution, reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, subdivision, or other similar transaction, the Merger Consideration shall be equitably adjusted to eliminate the effects of such event on the Merger Consideration.

3.5            Treatment of Equity Awards.

(a)            Treatment of Stock Options. At the Effective Time, with respect to each outstanding option (a “Option”) to purchase Series A Common Stock granted under a Company Stock Plan (a “Series A Option”), whether vested or unvested, (i) if the per Common Share exercise price of such Option is equal to or greater than the Series A Common Share Merger Consideration, such Option shall terminate and be cancelled as of immediately prior to the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect and (ii) if the per Common Share exercise price of such Option is less than the Series A Common Share Merger Consideration, such Option shall become fully vested and shall terminate and be automatically cancelled as of immediately prior to the Effective Time in exchange for the right to receive, in accordance with this Section 3.5(a), a lump sum cash payment in the amount equal to (A) the number of shares of Series A Common Stock underlying the Option immediately prior to the Effective Time, multiplied by (B) an amount equal to the Series A Common Share Merger Consideration minus the applicable exercise price. At the Effective Time, with respect to each outstanding Option to purchase Series B Common Stock granted under a Company Stock Plan (a “Series B Option”), whether vested or unvested, (i) if the per Common Share exercise price of such Option is equal to or greater than the Series B Common Share Merger Consideration, such Option shall terminate and be cancelled as of immediately prior to the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect and (ii) if the per Common Share exercise price of such Option is less than the Series B Common Share Merger Consideration, such Option shall become fully vested and shall terminate and be automatically cancelled as of immediately prior to the Effective Time in exchange for the right to receive, in accordance with this Section 3.5(a), a lump sum cash payment in the amount equal to (A) the number of shares of Series B Common Stock underlying the Option immediately prior to the Effective Time, multiplied by (B) an amount equal to the Series B Common Share Merger Consideration minus the applicable exercise price. From and after the Effective Time, each Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the amount described in this Section 3.5(a), if any. Parent shall, or, if applicable, shall cause one of its Subsidiaries to, pay the amounts (if any) payable under this Section 3.5(a) to each former holder of an Option that was outstanding immediately prior to the Effective Time through ParentSub LLC’s payroll to such former holder, as soon as practicable following the Effective Time (but in any event not later than ten (10) calendar days thereafter), net of any Taxes withheld pursuant to Section 3.2(i).

(b)            Treatment of Cash Awards. Each outstanding cash award (a “Cash Award”) under a Company Stock Plan, whether vested or unvested, outstanding at the Effective Time shall be paid (in the case of performance-based Cash Awards, at the applicable target level of performance) on the Closing Date. Such cash payments shall be made through ParentSub LLC’s payroll and shall be subject to applicable Tax withholding requirements. From and after the Effective Time, each Cash Award shall only entitle the applicable award holder to the payment of the amount described in this Section 3.5(b).

(c)            Further Action. At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary (i) to effectuate the provisions of this Section 3.5 and (ii) cause the Company Stock Plans to terminate at the Effective Time.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company at the time of entering into this Agreement (the “Company Disclosure Letter”), it being understood and agreed that any disclosure set forth in one section or subsection of the Company Disclosure Letter shall be deemed to be disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure, or (b) as disclosed in any Company Reports filed with the SEC on or after the Applicable Date and prior to the second Business Day prior to the date of this Agreement (excluding any disclosures (other than statements of historical fact) contained in any “Forward-Looking Statements” and “Risk Factors” sections of such Company Reports and any other disclosures included or referenced in any such Company Reports that are cautionary, predictive or forward looking in nature); provided that nothing disclosed in any such Company Reports will be deemed to modify or quantify the representations and warranties set forth in the first sentence of Section 4.6, the Company hereby represents and warrants to Parent and Merger Sub as follows (provided, that no representation or warranty is made in this ARTICLE IV with respect to the substance of any financial or other information (i) which has directly been provided by Parent for the purpose of assisting the Company with its SEC reporting obligations as a public company or (ii) extracted and reproduced in the Company Reports from the Parent Reports):

4.1            Organization, Good Standing and Qualification. The Company is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. The Company has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.2            Capital Structure.

(a)            The authorized capital stock of the Company consists of (i) 200,000,000 shares of Series A Common Stock, (ii) 7,500,000 shares of Series B Common Stock, (iii) 200,000,000 shares of Series C Common Stock, par value $0.01 (the “Series C Common Stock”) and (iv) 50,000,000 shares of Preferred Stock, of which 187,414 shares have been designated as 8% Series A Cumulative Redeemable Preferred Stock. As of the close of business on December 16, 2024 (the “Capitalization Date”), (A) 73,084,484 shares of Series A Common Stock were issued and outstanding, (B) 4,815,438 shares of Series B Common Stock were issued and outstanding, (C) no shares of Series C Common Stock were issued and outstanding, (D) 187,414 Series A Preferred Shares were issued and outstanding, (E) no Shares are held in the treasury of the Company, (F) no Shares were held by any Subsidiary of the Company, and (G) 1,529,221 Common Shares were reserved for issuance under the Company Stock Plans (of which 929,999 Common Shares were subject to outstanding Series A Options and 599,222 Common Shares were subject to outstanding Series B Options). As of the Capitalization Date, Cash Awards in an aggregate of $1,176,266 were outstanding. All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable, and were not issued in violation of any preemptive or similar rights or applicable Law.

(b)            From the Capitalization Date to the execution of this Agreement, the Company has not issued any Shares, except pursuant to the exercise of Options outstanding as of the Capitalization Date, in accordance with their terms, and, since the Capitalization Date, the Company has not granted any Options or restricted stock units or Cash Awards.

(c)            Except as set forth in Section 4.2(a), as of the date of this Agreement, there are no outstanding (i) shares of capital stock or equity securities or obligations of the Company or its Subsidiaries convertible into or exchangeable for shares of capital stock or other equity or voting securities of the Company or its Subsidiaries or (ii) rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, rights of first refusal, rights of first offer, “phantom” stock rights, equity-based compensation, contingent value rights, subscriptions, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity or voting securities of the Company or any of its Subsidiaries or any securities or obligations convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire from the Company or any of its Subsidiaries any equity or voting securities of the Company or any of its Subsidiaries, including pursuant to any offer letter. The Company does not have outstanding any bonds, debentures, notes or other obligations that grant the holders thereof the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Each Option and Cash Award was granted in accordance with the terms of the applicable Company Stock Plan and all other applicable Law.

(d)            Section 4.2(d) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list identifying all of the outstanding Options and Cash Awards granted under the applicable Company Stock Plan or otherwise, including the holder, the type of award, the number of Common Shares subject thereto or the cash value thereof (assuming target achievement of applicable performance goals for the Cash Awards, as applicable), the date of grant, vesting schedule, and in the case of any Option, the exercise price and expiration date.

(e)            Section 4.2(e) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list identifying (i) each of the Company’s Subsidiaries and the ownership interest of the Company and its Subsidiaries in each such Subsidiary and (ii) any other Person (other than Parent and its Subsidiaries) in which the Company or any of its Subsidiaries holds capital stock or other equity interest (other than securities held by any employee benefit plan of the Company or any of its Subsidiaries or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan). No Subsidiary of the Company owns any Shares. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and is owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”), except for Permitted Liens and Liens arising under applicable securities Laws.

4.3            Corporate Authority and Approval; Financial Advisor Opinion.

(a)            The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to (i) the adoption of this Agreement by the affirmative vote of holders of a majority of the aggregate voting power of the outstanding Common Shares entitled to vote thereon, voting together as a single class, and (ii) the adoption of the Company Charter Amendment by (A) the affirmative vote of holders of a majority of the aggregate voting power of the outstanding Common Shares entitled to vote thereon, voting together as a single class, and (B) written consent or affirmative vote of the majority of the holders of the then outstanding Series A Preferred Shares entitled to vote thereon, given in writing or by vote at a meeting, consenting or voting (as the case may be), separately as a class (clauses (i) and (ii) together, the “Company Requisite Approval”). This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)            The Company Board has received the opinion of Citigroup Global Markets Inc. (“Citi”), financial advisor to the Company, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Common Share Merger Consideration to be received by the holders of Common Shares (other than Maffei and his Affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders (it being understood and agreed that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Merger Sub for any purpose).

(c)            As of the date hereof, the Company Board, has, by resolutions duly adopted, unanimously (i) determined that this Agreement, including the Merger, the Parent Loan Facility, the Maffei Voting Agreement and the transactions contemplated thereby, the Certares Voting Agreement and the transactions contemplated thereby, the Certares Side Letter and the transactions contemplated thereby, and the other transactions contemplated hereby are advisable and fair to, and in the best interests of, the Company and its stockholders, including the Disinterested Stockholders, (ii) declared this Agreement and the transactions contemplated hereby (including the Merger) advisable, (iii) approved this Agreement, the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein, (iv) approved and declared advisable the Company Charter Amendment to the Restated Company Certificate of Incorporation that amends certain provisions of the Certificate of Designations, (v) directed that the adoption of this Agreement and the Company Charter Amendment be submitted to a vote of the stockholders of the Company entitled to vote thereon at the Company Stockholders Meeting, and (vi) subject to Section 6.2, resolved to recommend that the stockholders of the Company entitled to vote thereon approve the adoption of this Agreement and the Company Charter Amendment in accordance with the DGCL (the “Company Recommendation”).

4.4            Governmental Filings; No Violations.

(a)            Other than (i) the filing of the Certificate of Merger pursuant to Section 1.3, (ii) the filing of the Certificate of Amendment (as defined below) pursuant to Section 6.19 and (iii) the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods, clearances or authorizations (any of the foregoing being a “Consent”) required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any applicable foreign competition Laws (the “Foreign Competition Laws”) in connection with the Merger, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), no filings, notices and/or reports are required to be made by the Company or its Subsidiaries with, nor are any Consents required to be obtained by the Company or its Subsidiaries from, any domestic, foreign or transnational governmental, competition or regulatory authority, court, arbitral tribunal, agency, commission, body or other legislative, executive or judicial governmental entity or self-regulatory agency (each, a “Governmental Entity”) in connection with the execution, delivery and performance of this Agreement by the Company and/or the consummation by the Company of the Merger and the other transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

(b)            The execution, delivery and performance of this Agreement by the Company does not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, (i) constitute or result in, subject in the case of the consummation of the Merger and adoption and effectiveness of the Company Charter Amendment, to obtaining the Company Requisite Approval, a breach or violation of, or contravention or a default under, the Restated Company Certificate of Incorporation, the Certificate of Designations, or the Amended and Restated Bylaws of the Company, effective August 11, 2015 (the “A&R Company Bylaws”), (ii) constitute or result in, with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to, any agreement, lease, license, contract, consent, settlement, note, mortgage, indenture, arrangement, understanding or other obligation (each, a “Contract” and, collectively, the “Contracts”) binding upon the Company or any of its Subsidiaries or (iii) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby, including the adoption of the Company Charter Amendment) the Consents referred to in Section 4.4(a) are made or obtained and receipt of the Company Requisite Approval, conflict with or violate any Law or License to which the Company or any of its Subsidiaries is subject, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, requirement, creation, acceleration, Lien, conflict or violation that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.5            Company Reports; Financial Statements.

(a)            The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act since December 31, 2022 (the “Applicable Date”) (the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied as to form or, if not yet filed or furnished, will comply as to form, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of the Company or its Subsidiaries for inclusion or incorporation by reference in any of the Company Reports.

(b)            The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the OTC.

(c)            The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act. The Company maintains internal controls over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since the Applicable Date, to the Knowledge of the Company, the Company has not received any notification of (i) any “significant deficiencies” or “material weaknesses” in the design or operation of its internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting or (iii) any complaints regarding a material violation of accounting procedures, internal accounting controls or auditing matters relating to the period since the Applicable Date, including from employees of the Company or its Subsidiaries regarding questionable accounting, auditing or legal compliance matters, in each case that would be reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, in each case, in all material respects, the consolidated financial position of the Company and its Subsidiaries, as of the date of such balance sheet, and each of the consolidated statements of income, cash flows and changes in stockholders’ equity (deficit) included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

4.6            Absence of Certain Changes. Since January 1, 2024 and through the date of this Agreement, there has not been any change, event, occurrence, condition, effect, circumstance or development which has had or would, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect. Since January 1, 2024 and through the date of this Agreement, other than with respect to the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses in all material respects.

4.7            Litigation. As of the date of this Agreement, there are no civil, criminal, or administrative actions, suits, demands, arbitrations, litigations, mediations, claims, hearings, examinations, inquiries, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions (“Proceedings”), pending or, to the Knowledge of the Company, threatened in writing by or against the Company or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, or their respective directors, officers or employees, in their capacities as such is a party to or subject to the provisions of any Order that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or that would prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

4.8            No Undisclosed Liabilities. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, whether known or unknown, on-or off-balance sheet, contingent, absolute or otherwise other than (a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of the Company as of September 30, 2024 and the notes thereto set forth in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2024 (the “Balance Sheet”), (b) liabilities or obligations incurred in the ordinary course of business (none of which is a liability for breach of contract, breach of warranty, tort, infringement, violation of Law, or that relates to any cause of action, claim or lawsuit) since September 30, 2024, (c) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby, (d) liabilities or obligations that would not be required to be reflected or reserved against in the balance sheet of the Company under GAAP or (e) liabilities or obligations that have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided, that in no event shall any obligation or liability of Parent or any of its Subsidiaries be deemed a liability or obligation of the Company or any of its Subsidiaries for purposes of this Section 4.8.

4.9            Takeover Statutes. The Company has taken all action required to be taken by it in order to exempt this Agreement, the Merger and the other transactions contemplated by this Agreement from (and this Agreement, the Merger and the other transactions contemplated by this Agreement) the requirements or restrictions of any “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation, including Section 203 of the DGCL (each, a “Takeover Statute”) or any anti-takeover provision in the Restated Company Certificate of Incorporation or A&R Company Bylaws.

4.10          Brokers and Finders. Except with respect to Citi, the Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement.

4.11          Ownership of Parent Common Stock. As of the date of this Agreement, the Company and/or its Subsidiaries directly or indirectly own 16,445,894 shares of common stock, par value $0.001, of Parent (“Parent Common Stock”) and 12,799,999 shares of Class B common stock, par value $0.001 of Parent (“Parent Class B Common Stock”) free and clear of all Liens except for Permitted Liens and Liens arising under applicable securities Laws; provided that, for the avoidance of doubt, this representation is not being made with respect to any shares of Parent Common Stock or Parent Class B Common Stock owned by the executive officers and/or directors of the Company in their respective individual capacities or through entities for estate planning purposes.

4.12          Employee Benefits.

(a)            Each material Company Plan as of the date of this Agreement is listed in Section 4.12(a) of the Company Disclosure Letter. True and complete copies of each of the material Company Plans and all material amendments thereto are publicly available on EDGAR or have been provided or made available to Parent on or prior to the date of this Agreement.

(b)            All Company Plans have been established, maintained, funded operated and administrated in all material respects in accordance with their terms and are in compliance with applicable Laws (including, if applicable, ERISA and the Code), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor, to the Knowledge of the Company, any other Person is in material breach of, or material default under, any Company Plan.

(c)            Each form of award agreement (with exhibits) evidencing outstanding Options and Cash Awards is publicly available on EDGAR or has been made available to Parent, and any agreements that deviate in any material way from such forms have been made available to Parent.

(d)            Neither the Company nor any of its Subsidiaries or any entity which is considered a single employer with the Company under Section 4001 of ERISA or Section 414 of the Code, contributes to or is obligated to contribute to, or otherwise has had any current or contingent liability or obligation under or with respect to, in each case, in the last six (6) years, an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA).

(e)            All contributions required to be made by the Company or its Subsidiaries under each Company Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each Company Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement.

(f)            As of the date of this Agreement, there are no material Proceedings or litigation pending or, to the Knowledge of the Company, threatened in writing relating to the Company Plans.

(g)            Except to the extent otherwise provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, to the extent that such transactions are related to the Merger, would, either alone or in combination with any other event, (i) result in any material payment or benefit becoming due to any current or former employee or other service provider of the Company or its Subsidiaries, (ii) materially increase any benefits under any Company Plan, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefits, (iv) require a contribution or payment by the Company or its Subsidiaries to or under any Company Plan, or (v) result in any payments or benefits that, individually or in combination with any other payment or benefit, would reasonably be expected to constitute an “excess parachute payment” as defined in Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code. None of the Company nor any of its Subsidiaries has an obligation to gross up, reimburse or indemnify any Person for any Tax incurred pursuant to Section 409A or 4999 of the Code.

4.13          Compliance with Laws, Licenses.

(a)            The businesses of each of the Company and its Subsidiaries since the Applicable Date have not been, and are not being, conducted in violation of any applicable Law, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, as of the date of this Agreement, threatened in writing, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries possess each permit, license, certification, approval, registration, consent, authorization, franchise, concession, variance, exemption and Order issued or granted by a Governmental Entity (each, a “License” and collectively, the “Licenses”) necessary to conduct their respective businesses as currently conducted. Notwithstanding the foregoing, this Section 4.13 shall not apply with respect to compliance with Tax Laws, which shall be covered exclusively by Section 4.15.

(b)            The Company, its Subsidiaries and, to the Knowledge of the Company, their respective officers, directors and employees are in compliance in all material respects with and since the Applicable Date have complied in all material respects with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”) applicable to the Company, its Subsidiaries and such officers, directors and employees and (ii) the provisions of all applicable anti-bribery and anti-corruption Laws of each jurisdiction in which the Company and its Subsidiaries operate. Since the Applicable Date, to the Knowledge of the Company, the Company, its Subsidiaries and their respective officers, directors and employees have not paid, offered or promised to pay, or authorized or ratified the payment, directly or to the Knowledge of the Company indirectly, of any monies or anything of value (including any gift, bribe, rebate, payoff or kickback) to any national, provincial, municipal or other Governmental Entity or government official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official to obtain or retain business, to corruptly direct business to any person, to improperly obtain or retain favorable treatment or to secure any other improper benefit or advantage, in each case in violation in any material respect of the FCPA or any Laws described in clause (ii).

(c)            The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to promote compliance with the FCPA and other applicable anti-bribery and anti-corruption Laws in each jurisdiction in which the Company and its Subsidiaries operate.

(d)            Neither the Company nor any of its Subsidiaries is, nor, to the Knowledge of the Company, any director, manager or employee of the Company or any of its Subsidiaries (in his or her capacity as a director, manager or employee of the Company or any of its Subsidiaries), is or and since the Applicable Date, has been, subject to any actual, pending, or, to the Knowledge of the Company, threatened Proceedings, or made any voluntary disclosures to any Governmental Entity, involving the Company or any of its Subsidiaries relating to the FCPA or any other applicable anti-bribery and anti-corruption Laws.

4.14          Material Contracts. Section 4.14 of the Company Disclosure Letter sets forth a list as of the date of this Agreement of each Contract to which either the Company or any of its Subsidiaries is a party or bound (other than (i) each Contract solely among the Company and its wholly owned Subsidiaries and (ii) the Company Plans) that:

(a)            requires the Company or its Subsidiaries to deal exclusively with any Person or group of related Persons, which Contract is material to the Company and its Subsidiaries, taken as a whole (other than any licenses or other Contracts entered into in the ordinary course);

(b)            is material to the formation, creation, operation, management or control of any partnership or joint venture, the book value of the Company’s investment in which exceeds $50,000;

(c)            is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, but that has not yet been so filed;

(d)            contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person (other than the Company or any of its wholly owned Subsidiaries), other than as would not be material in type or amount to the Company and its Subsidiaries, taken as a whole;

(e)            was entered into with Affiliates of the Company or any of its Subsidiaries (other than the Company and its Subsidiaries) that is not a Company Plan or that was entered into other than on arms’-length terms;

(f)            requires the Company or any of its Subsidiaries, directly or indirectly, to make any advance, loan, extension of credit, service penalty or capital contribution to, or other investment in, any Person (other than the Company or any of its wholly owned Subsidiaries) in excess of $25,000 individually or $50,000 in the aggregate;

(g)            constitutes any settlement agreement or other resolution of any actual or threatened Proceeding pursuant to which the Company or any of its Subsidiaries has outstanding payment obligations in excess of $50,000;

(h)            contains (i) any grant by any Person to the Company of any license, sublicense, right, consent, or covenant not to assert, under or with respect to any Intellectual Property of any Person, or (ii) any grant to any Person by the Company of any license, sublicense, right, consent, or covenant not to assert, under or with respect to any Intellectual Property (each such Contract, an “IP License”), other than, in the case of (i), licenses for off-the-shelf software commercially available for a one-time or annual fee (whichever is higher) of no more than $50,000, and in the case of (ii), non-exclusive licenses of Intellectual Property in the ordinary course of business that do not permit further resale or distribution;

(i)            is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (a) through (h) that has or would reasonably be expected to, either pursuant to its own terms or the terms of any related Contracts, involve payments or receipts in excess of $50,000 in any year (such Contracts required to be listed pursuant to clauses (a) – (h) above and this clause (i), the “Material Contracts”); or

(j)            is a Liberty Media Contract.

Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party is in breach of or in default under any Material Contract, and, to the Knowledge of the Company, no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any of its Subsidiaries, in each case, except for such breaches and defaults as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.15          Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)            the Company and each of its Subsidiaries (i) have timely filed (taking into account all applicable extensions) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all respects and (ii) have paid all Taxes due and owing whether or not shown as due on such Tax Returns;

(b)            there are no pending, ongoing or (to the Knowledge of the Company) threatened Proceedings by any Governmental Entity with respect to Taxes of or with respect to the Company or any of its Subsidiaries; no deficiencies for any Taxes have been claimed, proposed, assessed or threatened or asserted in writing against the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has received written notice of any audit, examination, investigation or other Proceedings in respect of Taxes of the Company or any of its Subsidiaries that has not been fully resolved;

(c)            all Taxes that the Company or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withhold or collected, and have been duly and timely paid to the proper Governmental Entity or other proper Person or properly set aside in accounts for this purpose;

(d)            there are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Permitted Liens;

(e)            neither the Company nor any of its Subsidiaries has any liability under any Tax allocation, Tax sharing or similar contract or arrangement that obligates the Company or any of its Subsidiaries to make any payment computed by reference to the Taxes, Taxable income or Taxable losses of any other Person (other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes, and any contract or arrangement that is a commercial or employment agreement, the principal purpose of which does not relate to Taxes, or any such contract or arrangement exclusively between or among the Company and/or its Subsidiaries);

(f)            neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of (i) any installment sale or open transaction disposition made prior to the Effective Time, (ii) any prepaid amount received on or prior to the Effective Time, (iii) Section 481(a) of the Code (or an analogous provision of state, local, or foreign Law) by reason of a change in accounting method made prior to the Effective Time or (iv) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed prior to the Closing;

(g)            (i) neither the Company nor any of its Subsidiaries has been a member of a consolidated, combined or unitary Tax group (other than (A) a group the common parent of which was the Company or any Subsidiary of the Company or (B) a group the common parent of which was Qurate Retail, Inc. or any Subsidiary of Qurate Retail, Inc. or any of their respective predecessors), and (ii) neither the Company nor any of its Subsidiaries have any liability for Taxes of any other Person (other than Taxes of the Company or any of its Subsidiaries) in accordance with Treasury Regulation Section 1.1502-6 (or any similar provision of foreign, state or local Law), as a transferee or successor, or by Contract (other than customary commercial Contracts entered into in the ordinary course of business and the principal subject matter of which is not Taxes);

(h)            neither the Company nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code or Treasury Regulation Section 1.6011-4(b)(2); and

(i)            as of the date of this Agreement, neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, including, for the avoidance of doubt, any action expressly contemplated to be taken pursuant to this Agreement or any of the Transaction Documents, that could reasonably be expected to prevent or impede the Merger taken together with the ParentSub LLC Merger from properly being treated in accordance with the Intended Tax Treatment for U.S. federal income tax purposes.

4.16          Intellectual Property.

(a)            Section 4.16(a) of the Company Disclosure Letter sets forth a complete and accurate list of (i) all issued, registered or applied for Intellectual Property included in the Company Owned IP (“Registered IP”) and (ii) material unregistered Marks owned or purported to be owned by the Company; including for each item of Registered IP, the record owner, the jurisdiction in which such item has been issued, registered, or filed, and the issuance, registration, or application number and date. All Registered IP is subsisting, and to the Knowledge of the Company, valid and enforceable. All renewal, maintenance and other necessary filings and fees due and payable to any Governmental Entity or Internet domain name registrar to maintain all material Registered IP in full force and effect have been timely submitted or fully paid.

(b)            The Company (i) is the sole and exclusive owner of all right, title and interest in and to all material Company Owned IP and (ii) has valid and enforceable rights, pursuant to a valid written IP License to use, sell and license, as the case may be, all Company Licensed IP as the same is used, sold and licensed in the business as presently conducted and proposed to be conducted, in each case of (i) and (ii), free and clear of all Liens (except Permitted Liens). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company Owned IP and such Company Licensed IP (when used within the scope of the applicable IP License), collectively constitute all Intellectual Property used in, necessary and sufficient for, the conduct and operation of the business as currently conducted and proposed to be conducted.

(c)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the conduct and operation of the Company’s business, as presently conducted and as currently proposed to be conducted, has not within the past six (6) years infringed, misappropriated, diluted or otherwise violated, and do not currently infringe, misappropriate, dilute or otherwise violate any Intellectual Property of any Person. The Company is not the subject of any pending, or to the Knowledge of the Company, threatened Proceedings alleging or involving any of the foregoing, or challenging the ownership, use, validity or enforceability of any Company Owned IP or Company Licensed IP, except for Proceedings that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. In the past six (6) years, the Company has not received written or, to the Knowledge of the Company, unwritten notice of any such threatened claim or challenge, and, to the Knowledge of the Company, there are no facts or circumstances that would form the basis for any such claim or challenge, except for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)            No Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting, or otherwise violating any Company Intellectual Property in a manner that has had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No such claims have been made in writing against any Person by the Company.

(e)            The Company has taken adequate measures, at least consistent with those in the industry in which the business operates, to protect the confidentiality and value of all material Trade Secrets included in the Company Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company has not disclosed or authorized or consented to the disclosure of any Trade Secret included in the Company Intellectual Property that is material to the Company’s business to any Person (including any former or current employee, contractor, or consultant of the Company) other than pursuant to a valid and enforceable written agreement adequately restricting the disclosure and use of such Trade Secret; and to the Knowledge of the Company, no Person to whom a material Trade Secret has been so disclosed is in violation of any such agreement or has otherwise misappropriated any such material Trade Secret.

(f)            To the Knowledge of the Company, no former or current founder, officer, director, employee, consultant or independent contractor of the Company has been or is currently involved in the development of any material Intellectual Property for or on behalf of the Company.

(g)            The IT Systems (i) are adequate and sufficient (including with respect to working condition and capacity) for the operation of the business as currently conducted, and (ii) to the Knowledge of the Company, do not contain any defect, viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that: (A) materially disrupt or materially adversely affect the functionality of any IT Systems; or (B) enable any third party to access without authorization any IT Systems. There have been no failures, breakdowns, continued substandard performance, outages or unscheduled downtime or other adverse events affecting any of the IT Systems that have had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(h)            Neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will result in: (i) the loss or impairment of, or any Lien (other than a Permitted Liens) on, any Company Owned IP or the Company’s rights to any Company Licensed IP; (ii) the release, disclosure or delivery of any source code included in the Company’s software to any Person; (iii) the grant, assignment or transfer by the Company to any other Person (other than Parent or any of its Subsidiaries) of any license or other right under, to or in any Company Owned IP or Company Licensed IP; (iv) the payment of any additional consideration by the Company to, or the reduction of any payments to the Company from, any Person with respect to any Company Owned IP or Company Licensed IP; or (v) the breach by the Company of, or creation on behalf of any Person of the right to terminate or modify any Contract to which the Company is a party relating to any Company Owned IP or Company Licensed IP.

4.17          Data Privacy.

(a)            The Company and, to the Knowledge of the Company, any Person acting for or on behalf of the Company is, and has at all times in the past three (3) years been in material compliance with all Privacy Requirements. In the past three (3) years, neither the Company nor any third party acting on its behalf has received any notice of any claims, charges, investigations or regulatory inquiries related to or alleging a material violation of any Privacy Requirements.

(b)            The Company has (i) implemented and at all times maintained since the Applicable Date commercially reasonable security procedures and practices, including technical and organizational safeguards designed to protect the IT Systems and all Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure and (ii) taken commercially reasonable steps to ensure, including by making contractual commitments to the extent required by applicable Privacy Laws, that any Person with access to any Personal Information collected by or on behalf of the Company has implemented and maintains the same.

(c)            Since the Applicable Date, there have been no material security breaches, unauthorized access to, use or disclosure of or other material adverse events or incidents related to any Personal Information Processed by or, to the Knowledge of the Company, on behalf of the Company. In the past three (3) years, the Company has not provided or been legally required to provide any notice to any Person in connection with an unauthorized disclosure of Personal Information.

(d)            The Company is not subject to any contractual requirement or other legal obligation that, following the Closing, would prohibit in any material respect the Company from Processing any Personal Information in the manner in which the Company Processed such Personal Information prior to the Closing. The transfer of Personal Information in connection with the transactions contemplated by this Agreement will not violate in any material respect any Privacy Requirements as they currently exist or as they existed at any time since the Applicable Date during which any of the applicable to the Personal Information in the possession or control of the Company was collected or obtained.

4.18          Insurance. The insurance policies held by the Company provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, except for any such failures to maintain such policies that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each such policy is in full force and effect and all premiums due with respect to all such policies have been paid, with such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.19          Real Property. The Company does not own any fee interest in land, or buildings, structures or any other improvements (excluding any such improvements consisting of fixtures) located on land (collectively, “Real Property”).

4.20          Regulation U.

(a)            As of the date hereof, the Company has executed and delivered to Parent a Statement of Purpose for an Extension of Credit Secured by Margin Stock on Form FR G-3 (“Form FR G-3”) and all information provided by the Company in such Form FR G-3 is true and correct in all material respects.

(b)            The Company is not, and after giving effect to application of the proceeds, if any, advanced pursuant to the Parent Loan Facility will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(c)            The Company (i) is not an obligor with respect to any Carrying Credit and (ii) has not extended any Carrying Credit to any other person.

4.21          Supplemental Indenture. As of the date hereof, the Company has entered into a supplemental indenture to the Exchangeable Senior Debentures Indenture to irrevocably elect to settle any repurchase or exchange obligations in cash, and such supplemental indenture shall be effective no later than the date hereof.

4.22          No Other Representations and Warranties. Except for the representations and warranties of the Company contained in this ARTICLE IV or in any certificate or agreement delivered pursuant to this Agreement, the Company is not making and has not made, and no other Person (including Certares) is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby; and neither the Company nor any Person (including Certares) on behalf of the Company is making any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses or with respect to any other information made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Except for the representations and warranties expressly set forth in this ARTICLE IV or in any certificate or agreement delivered pursuant to this Agreement, the Company hereby disclaims all liability and responsibility for all projections, forecasts, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to Parent, any of Parent’s Affiliates or any Representatives of Parent or any of Parent’s Affiliates, including omissions therefrom. Without limiting the foregoing, the Company makes no representation or warranty of any kind whatsoever, express or implied, written or oral, at law or in equity, to Parent or any of its Affiliates or any Representatives of Parent or any of its Affiliates regarding the success, profitability or value of the Company. The Company hereby acknowledges and agrees with the statements set forth in Section 5.14.

ARTICLE V
Representations and warranties of parent and merger sub

Except (a) as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent at the time of entering into this Agreement (the “Parent Disclosure Letter”), it being understood and agreed that any disclosure set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to be disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure or (b) as disclosed in any Parent Reports filed with the SEC on or after the Applicable Date and prior to the second Business Day prior to the date of this Agreement (excluding any disclosures (other than statements of historical fact) contained in any “Forward-Looking Statements” and “Risk Factors” sections of such Parent Reports and any other disclosures included or referenced in any such Parent Reports that are cautionary, predictive or forward looking in nature), Parent and Merger Sub hereby represent and warrant to the Company as follows:

5.1            Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each of the Parent’s Subsidiaries is a legal entity duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Parent and Merger Sub is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company, prior to the date of this Agreement, a complete and correct copy of the organizational documents of Parent, Merger Sub and ParentSub LLC, in each case, in effect as of the date of this Agreement.

5.2            Ownership of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly by ParentSub LLC. Merger Sub was formed solely for purposes of engaging in the transactions contemplated by this Agreement and has not conducted any business prior to the date of this Agreement and does not have any assets, liabilities or obligations of any nature other than those incident to its formation, and prior to the Effective Time will not have engaged in any business and will not have any assets, liabilities or obligations other than those arising pursuant to this Agreement and the transactions contemplated hereby, including the Merger. The authorized equity interests of ParentSub LLC consist solely of limited liability company interests, all of which are held directly by Parent. All of the outstanding limited liability company interests of ParentSub LLC have been duly authorized and validly issued.

5.3            Corporate Authority; Approval. Each of Parent and Merger Sub has all requisite corporate power and authority and each has taken all corporate action necessary in order to execute, deliver and, subject to obtaining the approval contemplated by Section 6.14 of this Agreement in the case of Merger Sub, perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. As of the date hereof, the board of directors of Merger Sub, by resolutions duly adopted, has unanimously (a) approved and declared advisable this Agreement, the Merger and the consummation of the other transactions contemplated hereby, upon the terms and conditions set forth in this Agreement, (b) determined that the Merger is fair to, and in the best interests of Merger Sub and its sole stockholder, (c) resolved to recommend to the sole stockholder of Merger Sub the adoption of this Agreement and (d) directed that this Agreement be submitted to the sole stockholder of Merger Sub for its adoption and the approval of the Merger and the transactions contemplated hereby. The adoption of this Agreement by ParentSub LLC as the sole stockholder of Merger Sub pursuant to Section 6.14 is the only vote or approval required in order for Parent and Merger Sub to execute and deliver this Agreement, to perform their obligations under this Agreement, or to consummate the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions of this Agreement. No approval by the stockholders of Parent is required in order for Parent to execute, deliver and perform its obligations under this Agreement or to consummate the transactions contemplated hereby, including the Merger and the issuance of the Series A Preferred Share Equity Merger Consideration on the terms and subject to the conditions of this Agreement.

5.4            Parent Reports; Financial Statements.

(a)            Parent has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, and any rules and regulations promulgated thereunder applicable to the Parent Reports. As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), the Parent Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of Parent or its Subsidiaries for inclusion or incorporation by reference in any of the Parent Reports.

(b)            Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(c)            Parent maintains disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information required to be disclosed by Parent in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC under the Exchange Act. Parent maintains internal controls over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since the Applicable Date, to the Knowledge of Parent, Parent has not received any notification of (i) any “significant deficiencies” or “material weaknesses” in the design or operation of its internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting or (iii) any complaints regarding a material violation of accounting procedures, internal accounting controls or auditing matters relating to the period since the Applicable Date, including from employees of Parent or its Subsidiaries regarding questionable accounting, auditing or legal compliance matters, in each case that would be reasonably expected to adversely affect Parent’s ability to record, process, summarize and report financial information. Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents, in each case, in all material respects, the consolidated financial position of Parent and its Subsidiaries, as of the date of such balance sheet, and each of the consolidated statements of income, cash flows and changes in stockholders’ equity (deficit) included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

5.5            Absence of Certain Changes. Since January 1, 2024 and through the date of this Agreement, there has not been any change, event, occurrence, condition, effect, circumstance or development which has had or would, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect. Since January 1, 2024 and through the date of this Agreement, other than with respect to the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, Parent and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses in all material respects.

5.6            No Undisclosed Liabilities. There are no obligations or liabilities of Parent or its Subsidiaries, whether or not accrued, whether known or unknown, on-or off-balance sheet, contingent, absolute or otherwise other than (a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of Parent as of September 30, 2024 and the notes thereto set forth in Parent’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2024 (the “Parent Balance Sheet”), (b) liabilities or obligations incurred in the ordinary course of business (none of which is a liability for breach of contract, breach of warranty, tort, infringement, violation of Law, or that relates to any cause of action, claim or lawsuit) since September 30, 2024, (c) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby, (d) liabilities or obligations that would not be required to be reflected or reserved against in the Parent Balance Sheet under GAAP or (e) liabilities or obligations that have not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; provided, that in no event shall any obligation or liability of Parent or any of its Subsidiaries be deemed a liability or obligation of Parent or any of its Subsidiaries for purposes of this Section 5.6.

5.7            Takeover Statutes. Parent has taken all action required to be taken by it in order to exempt this Agreement, the Merger and the other transactions contemplated by this Agreement from (and this Agreement, the Merger and the other transactions contemplated by this Agreement) the requirements or restrictions of any Takeover Statute or any anti-takeover provision in the Restated Parent Certificate of Incorporation or Restated Parent Bylaws.

5.8            Governmental Filings; No Violations.

(a)            Other than (i) the filing of the Certificate of Merger pursuant to Section 1.3, (ii) a Registration Statement of Parent on Form FR G-1 and any required Annual Report of Parent on Form FR G-4, in each case, with respect to the Parent Loan Facility and (iii) the necessary Consents required under the HSR Act or any Foreign Competition Laws in connection with the Merger, the Exchange Act and the Securities Act, no filings, notices and/or reports are required to be made by Parent or Merger Sub or their Subsidiaries with, nor are any Consents required to be obtained by Parent or Merger Sub or their Subsidiaries from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and/or the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, including the issuance of the Series A Preferred Share Equity Merger Consideration, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)            The execution, delivery and performance of this Agreement by Parent and Merger Sub does not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, (i) constitute or result in a breach or violation of, or contravention or a default under, the Restated Certificate of Incorporation of Parent, dated December 20, 2011 (the “Restated Parent Certificate of Incorporation”), the Amended and Restated Bylaws of Parent, dated December 20, 2011, as amended on February 12, 2013 (the “Restated Parent Bylaws”) or certificate of incorporation or bylaws of Merger Sub, (ii) constitute or result in, with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to any Contract binding upon Parent or any of its Subsidiaries or (iii) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) the Consents referred to in Section 5.8(a) are made or obtained, conflict with or violate any Law or License to which Parent or any of its Subsidiaries is subject; except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, requirement, creation, acceleration, Lien, conflict or violation that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.9            Litigation. As of the date of this Agreement, there are no civil, criminal, or administrative Proceedings pending or, to the Knowledge of Parent, threatened in writing by or against Parent or its Subsidiaries that seek to enjoin, or would reasonably be expected to have the effect of preventing or making illegal any of the transactions contemplated by this Agreement, except for those that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. None of Parent or its Subsidiaries, or their directors, officers or employees, in their capacities as such, is a party to or subject to the provisions of any Order that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.10          Brokers and Finders. Except with respect to Centerview Partners LLC, Parent has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement.

5.11          Taxes. Except as would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, including, for the avoidance of doubt, any action expressly contemplated to be taken pursuant to this Agreement or any of the Transaction Documents, that could reasonably be expected to prevent or impede the Merger taken together with the ParentSub LLC Merger from properly being treated in accordance with the Intended Tax Treatment for U.S. federal income tax purposes.

5.12          Financial Ability. Parent has, and will have as of the Effective Time, sufficient cash on hand or access to available funds to enable Parent and Merger Sub to satisfy all of Parent’s and Merger Sub’s payment obligations under (and contemplated by) this Agreement, including, without limitation, the payment of the aggregate Merger Consideration, payment of the obligations under the Exchangeable Debentures as contemplated by Section 6.16 and all other amounts payable pursuant to ARTICLE III and all related fees and expenses. Notwithstanding anything to the contrary contained herein, Parent and Merger Sub acknowledge and agree that their obligations to consummate the transactions contemplated by this Agreement are not contingent upon any of their ability to obtain any third party financing.

5.13          Solvency. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the transactions contemplated by this Agreement and the making of the payments contemplated by this Agreement, and assuming (a) satisfaction of the conditions to Parent’s obligation to consummate the Merger as set forth herein, the accuracy of the representations and warranties of the Company set forth herein and the performance by the Company of its obligations hereunder in all material respects, (b) that the most recent financial forecasts for the Company made available to Parent by or on behalf of the Company prior to the date hereof have been prepared in good faith based upon assumptions that were reasonable and (c) that, immediately prior to the Effective Time, without giving effect to the Merger, the Company and its Subsidiaries, on a consolidated basis, are Solvent, the Surviving Corporation and its Subsidiaries, on a consolidated basis, will be Solvent.

5.14          No Other Representations and Warranties. Except for the representations and warranties of Parent and Merger Sub contained in this ARTICLE V or in any certificate or agreement delivered pursuant to this Agreement, neither Parent nor Merger Sub is making and has made, and no other Person is making or has made on behalf of Parent and Merger Sub, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby and neither Parent nor Merger Sub nor any person on behalf of Parent and Merger Sub is making any express or implied representation or warranty with respect to Parent and Merger Sub or with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement.

5.15            Access to Information; Disclaimer. Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company, (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby and (e) has not relied on any representation, warranty or other statement by any Person (including Certares) on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company contained (i) in ARTICLE IV or (ii) in any certificate or agreement delivered pursuant to this Agreement, and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, except for the representations and warranties set forth in ARTICLE IV or in any certificate or agreement delivered pursuant to this Agreement, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives (including Certares) has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its Subsidiaries or their respective businesses and operations. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that Parent and Merger Sub will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto. Each of Parent and Merger Sub hereby acknowledges and agrees with the statements set forth in Section 4.22.

ARTICLE VI
COVENANTS

6.1            Company Interim Operations. Except (1) as required by applicable Law, (2) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (3) as expressly disclosed in Section 6.1 of the Company Disclosure Letter or (4) as expressly provided for in this Agreement, any other Transaction Document or as expressly required by the Restated Company Certificate of Incorporation, the A&R Company Bylaws or comparable governing documents in effect as of the date of this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, from and after the execution of this Agreement and prior to the earlier of (x) the Effective Time or (y) termination of this Agreement in accordance with ARTICLE VIII, (A) the Company shall use its commercially reasonable efforts to conduct its business and the business of its Subsidiaries in the ordinary course of business in all material respects, including using commercially reasonable efforts to manage the Company’s operating and transaction fees, costs, charges and expenses in accordance with Section 6.1 of the Company Disclosure Letter; provided, however, that no action taken by Parent or any of its Subsidiaries or that is specifically permitted by any of subclauses (a) through (p) of Section 6.1(B) shall be deemed a breach of either this clause (A) or any other subclause of Section 6.1(B) and (B) without limiting the generality of, and in furtherance of, the foregoing, the Company shall not and will not permit any of its Subsidiaries to:

(a)            (i) amend its certificate of incorporation or bylaws (or comparable governing documents), other than amendments to the governing documents of any wholly owned Subsidiary of the Company that would not prevent, materially delay or materially impair the Merger or the other transactions contemplated by this Agreement, (ii) split, combine, subdivide or reclassify its outstanding equity interests (except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction), (iii) declare, set aside or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any of its equity interests (except for any dividends or distributions paid by a direct or indirect wholly owned Subsidiary of the Company to another direct or indirect wholly owned Subsidiary of the Company or to the Company) or (iv) purchase, repurchase, redeem or otherwise acquire any of its equity interests or any securities convertible or exchangeable into or exercisable for any of its equity interests (other than (A) pursuant to the exercise of Options or the forfeiture of, or withholding of Taxes with respect to, Options, in each case, outstanding as of the date of this Agreement in accordance with existing terms of such awards and the applicable Company Stock Plan, as in effect as of the date hereof, (B) purchases, repurchases, redemptions or other acquisitions of securities of any wholly owned Subsidiary of the Company by the Company or any other wholly owned Subsidiary of the Company, (C) in connection with the conversion of shares of Series B Common Stock into shares of Series A Common Stock in accordance with the Restated Company Certificate of Incorporation, or (D) for the avoidance of doubt, in connection with the Exchangeable Debentures as contemplated by Section 6.16 and the Forward Contract as contemplated by Section 6.17);

(b)            merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate (other than mergers among, or the restructuring, reorganization or liquidation of any wholly owned Subsidiaries of the Company that would not prevent, materially delay or materially impair the Merger or the other transactions contemplated by this Agreement);

(c)            (i) increase in any manner the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any employee or other service provider of the Company or any of its Subsidiaries, (ii) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way to secure the payment, of any compensation, award or benefits under any Company Plan, (iii) become a party to, establish, adopt, terminate or make any change to any Company Plan (or any arrangement that would have been a Company Plan had it be entered into prior to this Agreement), (iv) grant any new awards, or amend or modify the terms of outstanding awards, under any Company Plan, (v) hire, engage or terminate (other than for cause) the employment or engagement of any employee or service provider or (vi) forgive any loans or issue any loans to any employee or other service provider of the Company or any of its Subsidiaries;

(d)            incur any Indebtedness, guarantee, endorse, assume or otherwise become liable or responsible for any Indebtedness of another Person or issue any rights to acquire any Indebtedness, except (i) inter-company Indebtedness among the Company and its wholly owned Subsidiaries or (ii) any Parent Loan Facility;

(e)            make or commit to any capital expenditures;

(f)            other than pursuant to Permitted Liens, transfer, lease, license, sell, assign, mortgage, pledge, place a Lien upon or otherwise dispose of any properties or assets (including equity interests of any of its Subsidiaries, Parent Common Stock and Parent Class B Common Stock, but not including any Intellectual Property) (other than (i) transactions among the Company and its wholly owned Subsidiaries, (ii) in connection with any Parent Loan Facility, (iii) any deemed sales or dispositions pursuant to Section 16 of the Exchange Act, (iv) in connection with any business combination transaction, including any merger, consolidation, share exchange, tender offer, exchange offer or other similar transaction, reorganization, recapitalization, dissolution, liquidation, reverse stock-split or other similar transaction, by or involving Parent (a “Parent Business Combination”) or (v) pursuant to Contracts in effect as of the date of this Agreement and set forth in Section 6.1(f) of the Company Disclosure Letter, including pursuant to the Liberty Media Contracts);

(g)            (i) sell, lease, license, sublicense, assign, transfer, abandon, allow to lapse or expire, or otherwise dispose of any Company Owned IP or (ii) disclosed any material Trade Secrets of the Company to any other Person (other than in the ordinary course of business to a Person bound by adequate confidentiality obligations);

(h)            issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any such shares, except (i) for the issuance of any Certificate in replacement of any lost or destroyed Certificate representing then previously existing Shares, (ii) for any shares of Common Shares issued pursuant to Options (including any vesting, exercise or settlement thereof) outstanding on the date of this Agreement in accordance with the existing terms of such awards and the applicable Company Stock Plan, as in effect as of the date hereof (including the withholding of shares to satisfy withholding tax obligations in respect of Company Equity Awards), (iii) any such issuance, delivery, sale, grant or transfer by wholly owned Subsidiaries to the Company or to any other wholly owned Subsidiary of the Company, (iv) for issuances of shares of Series A Common Stock upon the conversion of shares of Series B Common Stock into shares of Series A Common Stock in accordance with the Restated Company Certificate of Incorporation or (v) in connection with any Parent Loan Facility;

(i)            acquire or commit to acquire any business, assets or other property, whether by merger, consolidation, purchase of property or assets or otherwise, other than pursuant to a Parent Business Combination or in compliance with the Liberty Media Contracts;

(j)            make any material change with respect to its financial accounting policies or procedures, except as required by changes in GAAP (or any interpretation thereof), by Regulation S-X under the Exchange Act or by applicable Law;

(k)            enter into any new line of business;

(l)            make any loans, advances or capital contributions to, or investments in, any Person (other than loans, advances or capital contributions to the Company or any direct or indirect wholly owned Subsidiary of the Company);

(m)            except in the ordinary course of business (but subject to the incurrence of only de minimis liability to the Company) or in connection with the transactions contemplated by the Transaction Documents (including the definitive documentation governing the Parent Loan Facility), (i) amend or modify in any material respect (other than renewals) or terminate (excluding (A) terminations, expirations or non-renewals in accordance with the terms thereof and, for the avoidance of doubt, the redemption, repurchase or exchange of the Exchangeable Debentures (and any amendment or modification to the Exchangeable Senior Debentures Indenture related to such redemption, repurchase or exchange) and settlement of the Forward Contract as contemplated by this Agreement and (B) the Forward Contract Amendment) any Company Material Contract or waive, release or assign any material rights, claims or benefits under any Company Material Contract or (ii) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement unless it is on terms substantially consistent with, or on terms more favorable to the Company or its Subsidiaries (and to Parent and its Subsidiaries following the Closing) than, a Contract it is replacing, except for any engagement letter for advisors or service providers in connection with the transactions contemplated by the Transaction Documents, including a proxy solicitor and an inspector of elections;

(n)            (i) settle, compromise or otherwise agree to the resolution of any action, suit, case, litigation, claim, hearing, arbitration, investigation or other proceedings before or threatened to be brought before a Governmental Entity, other than settlements, compromises or resolutions not in excess of amounts available under the Company’s applicable insurance policy and such settlements, compromises or resolutions do not involve any admission of guilt, material injunctive or equitable relief or impose material restrictions on the business activities of the Company or its Subsidiaries or (ii) waive, release, grant or transfer any material claim or right of material value or knowingly consent to the termination of any material claim or right of material value;

(o)            (i) make, change or revoke any material Tax election or adopt or change any method of Tax accounting other than in the ordinary course consistent with past practice, (ii) (A) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law) with respect to any material tax liability or (B) settle or compromise any material liability with respect to Taxes or surrender any material claim for a refund of Taxes, (iii) file any material amended Tax Return or (iv) consent to any extension or waiver of the limitations period applicable to any material claim or material assessment with respect of Taxes;

(p)            (i) extend any Carrying Credit to any other person at any time while any obligation of the Company under the Parent Loan Facility remains outstanding or (ii) use the proceeds of the Parent Loan Facility for the purpose, directly or indirectly, of buying or carrying Margin Stock; or

(q)            agree, resolve or commit to do any of the foregoing.

6.2            No Solicitation; Acquisition Proposals.

(a)            No Solicitation or Negotiation. Subject to the provisions of this Section 6.2, from the date of this Agreement until the Effective Time (or, if earlier, the valid termination of this Agreement in accordance with ARTICLE VIII) the Company shall not, and shall use its reasonable best efforts to cause its Subsidiaries and its and their respective directors, officers and employees not to, and shall instruct its other Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations with any Person regarding any Acquisition Proposal; or (iii) provide any non-public information concerning the Company or any of its Subsidiaries to any Person, or afford access to the business, assets, properties, books or records, other information or employees or other Representatives of the Company or any of its Subsidiaries with the intent to induce, or that would reasonably be expected to lead to, any Acquisition Proposal. The Company shall, and the Company shall cause its Subsidiaries and direct its Representatives to, immediately (A) cease and cause to be terminated any discussions and negotiations with any Person (other than Parent, Merger Sub and their Representatives) conducted theretofore with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal and cease providing any information to any such Person or its Representative, (B) with respect to any Person with whom such discussions or negotiations have been terminated, promptly following the date hereof (and in any event within five (5) Business Days hereof) request that such Person and its Representatives return or destroy, in accordance with the terms of the applicable confidentiality agreement, any information furnished by or on behalf of the Company and shall use reasonable best efforts to secure its rights and ensure the performance of any such Person’s obligations under any applicable confidentiality agreement, (C) promptly terminate all access granted to any Person and its Representatives to any physical or electronic data rooms relating (or other diligence access) and (D) not terminate, waive, amend or modify any provision of any existing confidentiality agreement with respect to a potential Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, the Company and its Representatives may in any event (x) inform any Person that makes an Acquisition Proposal of the restrictions imposed by this Section 6.2 and (y) waive any standstill provisions in any agreement (including any confidentiality agreement) with any Person or group solely to the extent such standstill provisions would prohibit such Person or group from making an Acquisition Proposal privately to the Company Board.

(b)            Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in this Section 6.2, prior to the receipt of the Company Requisite Approval, the Company may, in response to an unsolicited, bona fide written Acquisition Proposal, (i) provide access to non-public information regarding the Company or any of its Subsidiaries to the Person who made such Acquisition Proposal; provided, that such information has previously been made available to Parent or is provided to Parent promptly (and in any event within twenty-four (24) hours) following the time such information is made available to such Person and that, prior to furnishing any such material non-public information, the Company receives from the Person making such Acquisition Proposal an executed Acceptable Confidentiality Agreement and (ii) engage or participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal if, and only if, prior to taking any action described in clause (i) or (ii) above, (1) the Company Board (or any committee thereof) determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with a financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law and (2) with respect to clause (ii) above, the Company provides written notice to Parent at least twenty-four (24) hours prior to engaging or participating in any discussions or negotiations with any Person regarding such Acquisition Proposal.

(c)            Notice. From and after the date of this Agreement, the Company shall promptly (and, in any event, within twenty-four (24) hours) notify Parent if (i) any written or other bona fide inquiries, proposals or offers with respect to an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal are received by the Company, (ii) any non-public information is requested in connection with any Acquisition Proposal or would reasonably be expected to lead to an Acquisition Proposal from the Company or (iii) any discussions or negotiation with respect to an Acquisition Proposal or would reasonably be expected to lead to an Acquisition Proposal are sought to be initiated or continued with the Company, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including providing copies of any written material delivered by such Person) and thereafter shall keep Parent reasonably informed, on a current basis, of the status and terms of any such proposals or offers (including any material amendments thereto) and the status of any such discussions or negotiations (including delivery to Parent within twenty-four (24) hours of copies of all communications delivered by or on behalf of such Person in connection with such proposal or offer).

(d)            No Change in Recommendation or Alternative Acquisition Agreement. Except as provided in Section 6.2(e), Section 6.2(f) or Section 6.2(h), from and after the date of this Agreement until the receipt of the Company Requisite Approval, the Company Board (or any committee thereof) shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation or approve, recommend or otherwise declare advisable any Acquisition Proposal, (ii) fail to include the Company Recommendation in the Proxy Statement, (iii) other than with respect to a tender or exchange offer, reaffirm the Company Recommendation within ten (10) days of receipt of a written request from Parent to do so (and if the Company Stockholders Meeting is scheduled to be held within ten (10) days, then within three (3) Business Days of such request) if an Acquisition Proposal or any material modification thereto has been made public (other than by Parent or any of its Subsidiaries or Representatives) and not withdrawn (provided, that Parent shall be entitled to make such written request for reaffirmation only once for each Acquisition Proposal and once for each material amendment to such Acquisition Proposal), (iv) fail to recommend against any Acquisition Proposal that is a tender or exchange offer by a third party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act within ten (10) Business Days of the commencement thereof, (v) approve or recommend, or publicly propose to enter into an Alternative Acquisition Agreement (each of the foregoing clauses (i) – (v), a “Change in Recommendation”) or (vi) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(b) entered into in compliance with Section 6.2(a)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal or (vii) approve or recommend, or publicly propose to enter into an Alternative Acquisition Agreement.

(e)            Superior Proposal Exception to Change in Recommendation Provision or Entry into an Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in Section 6.2, following receipt of a written Acquisition Proposal by the Company after the date of this Agreement that did not result from a material breach of Section 6.2(a) and that the Company Board (or any committee thereof) determines in good faith, after consultation with its outside legal counsel and financial advisor, constitutes a Superior Proposal, the Company Board (or any committee thereof) may, at any time prior to the receipt of the Company Requisite Approval, make a Change in Recommendation or terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with this Section 6.2(e), or authorize, resolve, agree or propose publicly to take any such action, if all of the following conditions are met:

(i)            the Company shall have (A) provided to Parent four (4) Business Days’ prior written notice, which shall state expressly (x) that it has received a written Acquisition Proposal that constitutes a Superior Proposal, (y) the material terms and conditions of the Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Acquisition Proposal) and shall have contemporaneously provided an unredacted copy of the Alternative Acquisition Agreement and all other documents (other than immaterial documents) related to the Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Superior Proposal shall require a new notice and an additional two (2) Business Day period) and (z) that, subject to clause (ii) below, the Company Board (or any committee thereof) has determined to make a Change in Recommendation or to terminate this Agreement in accordance with Section 8.3(b) in order to enter into the Alternative Acquisition Agreement, as applicable, and (B) prior to making such a Change in Recommendation or terminating this Agreement in accordance with Section 8.3(b), as applicable, used commercially reasonable efforts to engage in good faith with Parent (to the extent Parent wishes to engage) during such notice period, which may be on a non-exclusive basis, to consider any adjustments committed to in writing by Parent to the terms and conditions of this Agreement such that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal; and

(ii)           the Company Board (or any committee thereof) shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such Superior Proposal and taking into account any revised terms committed to in writing by Parent, such Superior Proposal continues to constitute a Superior Proposal and that the failure to make such Change in Recommendation or to so terminate this Agreement in accordance with Section 8.3(b), as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Subsidiaries shall enter into an Alternative Acquisition Agreement before this Agreement has been validly terminated in accordance with its terms.

(f)            Intervening Event Exception to Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in this Section 6.2, upon the occurrence of any Intervening Event, the Company Board (or any committee thereof) may, at any time prior to the receipt of the Company Requisite Approval, make a Change in Recommendation if all of the following conditions are met:

(i)            the Company shall have (A) provided to Parent four (4) Business Days’ prior written notice, which shall (x) set forth in reasonable detail information describing the Intervening Event and the rationale for the Change in Recommendation and (y) state expressly that, subject to clause (ii) below, the Company Board (or any committee thereof) has determined to make a Change in Recommendation and (B) prior to making such a Change in Recommendation, used commercially reasonable efforts to engage in good faith with Parent (to the extent Parent wishes to engage) during such notice period to consider any adjustments committed to in writing by Parent to the terms and conditions of this Agreement such that the failure of the Company Board (or any committee thereof) to make a Change in Recommendation in response to the Intervening Event in accordance with clause (ii) below would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii)           the Company Board (or any committee thereof) shall have determined in good faith, after consultation with its outside legal counsel, that in light of such Intervening Event and taking into account any revised terms committed to in writing by Parent, the failure to make a Change in Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(g)            Certain Permitted Disclosures. Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to stockholders of the Company a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders of the Company in connection with the making or amendment of a tender offer or exchange offer) or (ii) making any “stop-look-and-listen” or similar communication to the stockholders of the Company of the nature contemplated by Rule 14d-9 under the Exchange Act; provided, that (A) in no event shall this Section 6.2(g) affect the obligations specified in this Section 6.2 (or the consequences thereof in accordance with this Agreement) or the definition of Change in Recommendation and (B) any such disclosure (other than the issuance by the Company of a “stop-look-and-listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that is otherwise within the definition of “Change in Recommendation” shall be deemed a Change in Recommendation for all purposes of this Agreement.

(h)            Parent Acquisition Proposal.

(i)            Notwithstanding anything to the contrary in this Agreement, including the other provisions of this Section 6.2, if, at any time, Parent or any of its Subsidiaries or Representatives receives a Parent Acquisition Proposal or any inquiry, proposal, offer or request for information with respect to a Parent Acquisition Proposal, or with respect to such inquiry, proposal, offer or request for information that would reasonably be expected to lead to a Parent Acquisition Proposal, then (A) Parent shall promptly (and, in any event, within twenty-four (24) hours) notify the Company thereof indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including providing copies of any written material delivered by such Person) and thereafter shall keep the Company reasonably informed, on a current basis, of the status and terms of any such proposals or offers (including any material amendments thereto) and the status of any such discussions or negotiations (including delivery to the Company, on a current basis, copies of all material communications delivered by or on behalf of such Person in connection with such proposal or offer) and (B) with respect to any such Parent Acquisition Proposal that Parent determines to pursue, subject to the execution by such Person (or any of its Affiliates) of an Acceptable Confidentiality Agreement, the Company, its Subsidiaries and their respective Representatives shall have the right (x) to provide access to non-public information regarding the Company or any of its Subsidiaries to such Person who made such Parent Acquisition Proposal or who made such inquiry, proposal, offer or request for information with respect to such Parent Acquisition Proposal or that would reasonably be expected to lead to a Parent Acquisition Proposal and (y) engage or participate in any discussions or negotiations with any such Person regarding (1) such Parent Acquisition Proposal or regarding such inquiry, proposal or offer with respect to a Parent Acquisition Proposal or that would reasonably be expected to lead to such Parent Acquisition Proposal and (2) any actual or potential Acquisition Proposal that would or would reasonably be expected to be entered into in connection with such Parent Acquisition Proposal; provided, that (1) Parent shall lead and control any such discussions or negotiations, including with respect to terminating any such discussions or negotiations, (2) non-public information provided by the Company, its Subsidiaries and their respective Representatives to such Person has previously been made available to Parent or is provided to Parent promptly (and in any event within twenty-four (24) hours) following the time such information is made available to such Person and (3)  the Company shall coordinate with Parent and keep Parent reasonably informed of any discussions or negotiations held with such Person.

(ii)           Notwithstanding anything to the contrary in this Agreement, including the other provisions of this Section 6.2, if Parent enters into, or if Parent informs the Company that Parent intends to enter into, any written definitive agreement for a Parent Acquisition Proposal, (A) the Company Board (or any committee thereof) shall have the right to (x) make a Change in Recommendation or approve the termination of this Agreement to enter into an Alternative Acquisition Agreement for an Acquisition Proposal (provided, that solely for purposes of this Section 6.2(h)(ii), references to “fifteen percent (15%) or more” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%) or more”) with such Person (or any of its Affiliates) that has made such Parent Acquisition Proposal and (y) take such other actions as it deems necessary, appropriate or advisable in connection therewith, including approving such Alternative Acquisition Agreement, and (B) the Company shall have the right, substantially concurrently with and subject to the entry by Parent or any of its Subsidiaries into any written definitive agreement in connection with such Parent Acquisition Proposal, to (x) terminate this Agreement pursuant to Section 8.3(c) and (y) enter into with the Person making such Parent Acquisition Proposal (or any of its Affiliates) any and all Alternative Acquisition Agreements with respect to such Acquisition Proposal. For the avoidance of doubt, no actions taken by the Company, the Company Board, any Subsidiary of the Company or any Representative of the Company pursuant to or in accordance with this Section 6.2(h) shall be deemed or shall constitute a breach or default of the other provisions of this Section 6.2 or any other provision of this Agreement.

6.3            Information Supplied; Schedule 13E-3.

(a)            As promptly as reasonably practicable, and in any event within thirty five (35) days of the date of this Agreement, the Company shall prepare and cause to be filed with the SEC, a proxy statement of the type contemplated by Regulation 14A of the Exchange Act in preliminary form in connection with the solicitation by the Company of proxies from holders of Shares to obtain the Company Requisite Approval (the “Proxy Statement”). The Company and Parent shall cooperate to, concurrently with the preparation and filing of the Proxy Statement, jointly prepare a Rule 13e-3 Transaction Statement on Schedule 13E-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13E-3”) relating to the transactions contemplated by this Agreement.

(b)            The Company shall use its reasonable efforts to cause the definitive Proxy Statement and the Schedule 13E-3 to be filed with the SEC and the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as possible after the date the staff of the SEC (the “Staff”) advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement, which confirmation will be deemed to occur if the Staff has not affirmatively notified the Company that the SEC will or will not be reviewing the Proxy Statement within the time frame specified by Rule 14A-6(a) of the Exchange Act (such earlier time, the “Filing Time”).

(c)            No filing of, or amendment or supplement to, the Proxy Statement, the Schedule 13E-3 or any other SEC filing (such other SEC filing, an “Other Company Filing”) will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon (other than any filing, amendment or supplement in connection with a Change in Recommendation), and the Company shall consider in good faith any comments related thereto reasonably proposed by Parent’s outside legal counsel and its other Representatives. The Company shall promptly provide Parent with copies of all such filings, amendments or supplements to the extent not readily publicly available. In connection with the Proxy Statement and the Schedule 13E-3, Parent shall (i) furnish all information required by the Exchange Act or applicable Law concerning it and its Affiliates to the Company, (ii) provide such other assistance and such other information as may be reasonably requested by the Company in connection with the preparation of information to be included therein and (iii) otherwise reasonably assist and cooperate with the Company in the preparation of the Proxy Statement and the Schedule 13E-3 and the resolution of any comments received from the SEC. The Company agrees that all information related to Parent and its Affiliates included in the Proxy Statement, Schedule 13E-3 or Other Company Filing shall be in form and content reasonably satisfactory to Parent. If at any time, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Company or Parent, which is required to be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3 such that the Proxy Statement or Schedule 13E-3 would not (A) include any misstatement of a material fact or (B) omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then (x) the party that makes such discovery shall promptly notify the other party and (y) the Company shall prepare (with Parent’s reasonable assistance) and file with the SEC any appropriate amendment or supplement describing such information and, to the extent required by applicable Law, disseminate such amendment or supplement to the stockholders of the Company. The Company shall notify Parent promptly of the receipt of any comments from the SEC or the Staff and of any request by the SEC or the Staff for amendments or supplements to the Proxy Statement or Schedule 13E-3 or for additional information and shall supply Parent with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the Staff, on the other hand, with respect to the Proxy Statement or Schedule 13E-3 or the transactions contemplated hereby, including the Merger. No response to any comments from the SEC or the Staff relating to the Proxy Statement or Schedule 13E-3 will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon, unless made pursuant to a telephone call initiated by the SEC. The Company will use reasonable best efforts to cause the Proxy Statement and the Company and Parent will use reasonable best efforts to cause the Schedule 13E-3 to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder, and the rules of OTC Market Group (the “OTC”) and NASDAQ, as applicable.

6.4            Company Stockholders Meeting.

(a)            The Company will, in consultation with Parent, as promptly as reasonably practicable after the Filing Time and in accordance with applicable Law and the Restated Company Certificate of Incorporation and the A&R Company Bylaws, and the rules of the OTC, take all action necessary to establish a record date for, duly call, give notice of, convene and hold a meeting of holders of Shares (or, if the holders of Series A Preferred Shares have delivered a written consent approving the Company Charter Amendment, a meeting of holders of Common Shares) to consider and vote upon the approval of the adoption of this Agreement and the approval of the adoption of the Company Charter Amendment (the “Company Stockholders Meeting”) as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company’s stockholders for the purpose of obtaining the Company Requisite Approval. Subject to the provisions of Section 6.2, the Company Board shall (i) include the Company Recommendation in the Proxy Statement, (ii) recommend at the Company Stockholders Meeting that the holders of Common Shares approve the adoption of this Agreement and the holders of Common Shares or Shares, as applicable, approve the adoption of the Company Charter Amendment and (iii) use its reasonable best efforts to obtain and solicit such approvals. Unless a Change in Recommendation has occurred in accordance with Section 6.2 the Company shall keep Parent informed on a reasonably current basis of the status of its efforts to solicit and obtain the Company Requisite Approval. The Company shall permit Parent and its Representatives to attend the Company Stockholders Meeting if requested by Parent in writing. Notwithstanding the foregoing, if on or before the time the Company Stockholders Meeting is scheduled, the Company reasonably believes that (A) it will not receive proxies representing the Company Requisite Approval, whether or not a quorum is present, or (B) it will not have enough Common Shares represented to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, the Company may (and shall at the reasonable request of Parent), in its reasonable discretion, postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders Meeting in consultation with Parent. In addition, notwithstanding the first and second sentence of this Section 6.4(a), the Company may postpone or adjourn the Company Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated in a manner suitable under applicable Law and reviewed by stockholders of the Company prior to the Company Stockholders Meeting. The foregoing notwithstanding, the Company may not, without the prior written consent of Parent or except as expressly required by an Order, postpone or adjourn the Company Stockholders Meeting for a period of more than ten (10) Business Days on any single occasion. Without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the matters contemplated by the Company Requisite Approval shall be the only matters (other than matters of procedure and matters required by or advisable under applicable Law to be voted on by the Company’s stockholders in connection therewith) that the Company shall propose to be voted on by the stockholders of the Company at the Company Stockholders Meeting. Notwithstanding the foregoing, in no event will the record date of the Company Stockholders Meeting be changed without Parent’s prior written consent (such consent not be unreasonably withheld, conditioned or delayed), unless the Company Board shall determine, in good faith, after consultation with its outside counsel, that the record date should be changed as required by applicable Law or that the failure to change the record date would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(b)            Notwithstanding any Change in Recommendation, the Company shall nonetheless submit this Agreement and the Company Charter Amendment to the holders of Shares entitled to vote thereon for adoption at the Company Stockholders Meeting unless this Agreement is terminated in accordance with ARTICLE VIII prior to the Company Stockholders Meeting.

6.5            Filings; Other Actions; Notification and Cooperation.

(a)            The Company and Parent shall, subject to Section 6.2, cooperate with each other and use, and shall cause their respective Subsidiaries and Affiliates to use, their respective reasonable best efforts to consummate and make effective the Merger and the other transactions contemplated by this Agreement as expeditiously as practicable, and in no event later than the Termination Date, including (i) preparing and filing all documentation to effect all necessary notices, reports and other filings required under any Antitrust Laws with respect to the transactions contemplated hereby and to obtain as expeditiously as practicable all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, and (ii) satisfying the conditions to consummating the Merger.

(b)            In the event that the parties hereto receive a request for information or documentary material pursuant to any Antitrust Laws, unless otherwise agreed to by Parent and the Company in writing, the parties hereto will use their reasonable best efforts to submit an appropriate response to such request as promptly as practicable and advisable, and counsel for the parties will closely cooperate during the entirety of any such review process. None of the parties hereto, including their respective Subsidiaries and Affiliates, shall take, cause or permit to be taken, or omit to take, any action that may reasonably be expected to materially delay or prevent consummation of the contemplated transactions, unless otherwise agreed to in advance by the parties. Parent and the Company shall jointly lead and control the parties’ contact, strategy, timing decisions, and communications for dealing with Governmental Entities in furtherance of the parties’ respective obligations pursuant to this Section 6.5, and Parent and the Company shall use their respective reasonable best efforts to cooperate with the other party in this regard; provided that, notwithstanding anything to the contrary in this Section 6.5 or elsewhere in this Agreement, in the event of a disagreement concerning any joint determination reference pursuant to the immediately foregoing sentence, Parent shall make the final determination in its sole discretion and Parent’s decision shall prevail and control (and the Company may not take any actions in contravention of such determination by Parent). No party hereto or its counsel shall independently participate in any prearranged substantive call or meeting relating to the Antitrust Laws with any Governmental Entity in respect of such filings, investigation, or other inquiry without first giving the other party or its counsel prior notice of such call or meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate. In furtherance of the foregoing and to the extent permitted by applicable Law, (i) each party shall promptly notify the other of any filing or material or substantive communication or inquiry it or any of its Affiliates or Subsidiaries intends to make with any Governmental Entity relating to the matters that are the subject of this Section 6.5, (ii) prior to submitting any such filing or submission or making any such communication or inquiry, such party shall provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with, any such filing, submission, communication or inquiry, (iii) promptly following the submission of such filing or making such communication, submission or inquiry, provide the other party with a copy of any such filing or submission or, if in written form, communication or inquiry, or a summary of any oral communication and (iv) consult with the other party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Entity relating to the Merger, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto. In exercising the foregoing cooperation rights, the Company and Parent each shall act reasonably and as promptly as reasonably practicable. Notwithstanding the foregoing, materials provided pursuant to this Section 6.5(b) may be provided on an “outside counsel only” or “Outside antitrust counsel only” basis, and may be reasonably redacted or withheld as necessary to address reasonable privilege concerns, to comply with contractual arrangements or applicable Law, to address attorney-client privilege concerns, or to protect confidential or competitively sensitive information.

6.6            Access; Consultation.

(a)            Subject to Section 6.22, upon reasonable advance notice (and in any event not less than twenty-four (24) hours’ notice), and except as may otherwise be required by applicable Law, (i) the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to cause its and its Subsidiaries’ directors, officers and employees to, and shall direct its other Representatives to, afford Parent and its Representatives reasonable access, during normal business hours during the period prior to the earlier of the Effective Time and the termination of this Agreement in accordance with ARTICLE VIII, to the Company’s and its Subsidiaries’ properties, assets, books and records and (ii) during such period, the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent all information concerning its or any of its Subsidiaries’ capital stock, business and personnel as may reasonably be requested by Parent in connection with the Merger; provided, that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company; and provided, further that the foregoing shall not require the Company to permit any invasive environmental sampling of soil, groundwater, sediment, other environmental media or building materials or any inspection or to disclose any information pursuant to this Section 6.6, to the extent that (A) in the reasonable good faith judgment of the Company, any applicable Law requires the Company or its Subsidiaries to restrict or prohibit access to any such information or disclosure thereof would expose the Company to an unreasonable risk of liability for disclosure of sensitive or personal information, (B) in the reasonable good faith judgment of the Company, the information is subject to confidentiality obligations to a third party or its disclosure would violate the terms of any confidentiality agreement or other Contract that is binding on the Company or any of its Subsidiaries or (C) disclosure of any such information or document would result in the waiver or loss of attorney-client privilege, work product doctrine or any other legal privilege; provided, further, that with respect to the foregoing clauses (A) through (C) of this Section 6.6(a), the Company shall use its commercially reasonable efforts to (x) obtain the required consent of any such third party to provide such disclosure, (y) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the Company and (z) in the case of clauses (A) and (C), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, necessary redactions or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Any investigation pursuant to this Section 6.6 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the Company. The Company shall be entitled to have a Representative present at all times during any inspection or access to information, and all such inspections or access granted pursuant to this Section 6.6 shall be subject to the Company’s reasonable security measures. Subject to the terms of this Agreement, the Company shall maintain and exercise complete control and supervision over the Company and its Subsidiaries. All requests for information made pursuant to this Section 6.6 shall be directed to an executive officer of the Company or such Person as may be designated by any such executive officer.

(b)            The Company may, as it deems advisable and necessary, designate competitively sensitive material as “Outside Counsel Only Material” or with similar restrictions. Such material and the information contained therein shall be given only to the outside counsel of the recipient, pursuant to the terms of an agreement with respect thereto on terms that are reasonably acceptable to Parent and the Company and pursuant to which such information shall not be disclosed by such outside counsel to any directors, officers or employees of the recipient without the express prior permission of the Company or its legal counsel, and shall be subject to any additional confidentiality or joint defense agreement between the parties. All information exchanged pursuant to this Section 6.6, including all information and/or discussions resulting from any access provided pursuant to this Section 6.6 shall be kept confidential.

(c)            To the extent that any of the information or material furnished pursuant to this Section 6.6 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened Proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d)            Nothing in this Section 6.6 or in any other part of this Agreement shall require the Company to permit any inspection of or access to or to disclose (i) any information concerning Acquisition Proposals, which shall be governed by Section 6.2 or (ii) any information regarding the deliberations of the Company Board with respect to the transactions contemplated hereby or any similar transaction or transactions with any other Person, the entry into this Agreement, or any materials provided to the Company Board in connection therewith.

6.7            Stock Exchange De-listing and De-registration. The Company and Parent shall take all commercially reasonable actions necessary to permit the Common Shares to be removed from the OTC and de-registered under the Exchange Act as promptly as practicable following the Effective Time.

6.8            Publicity. The Company and Parent shall consult with each other prior to issuing or making, and provide each other the opportunity to review and comment on, any press releases or other public announcements with respect to the Merger and the other transactions contemplated by this Agreement and any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto and shall not issue any such press release or public announcements without the prior written consent of the other party (which shall not be unreasonably withheld, delayed or conditioned), except (a) after consultation with its outside counsel, as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, the OTC or NASDAQ, (b) after consultation with its outside counsel, any consultation that would not be reasonably practicable as a result of requirements of applicable Law, (c) any press release or public statement that in the good faith judgment of the applicable party is reasonably consistent in tone and tenor with prior press releases issued or public statements made in compliance with this Section 6.8 or (d) with respect to any Change in Recommendation made in accordance with this Agreement or Parent’s response thereto.

6.9            Expenses; Transfer Taxes.

(a)            Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense and Parent will be responsible for, and pay, fifty percent (50%) of the filing fees incurred in connection with the filings required under Antitrust Laws.

(b)            All transfer, documentary, excise, sales, use, stamp, registration and other similar Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent when due and payable.

6.10          Indemnification; Directors’ and Officers’ Insurance.

(a)            From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation and ParentSub LLC to the fullest extent permitted under applicable Law to, indemnify, defend and hold harmless, and advance expenses to, the individuals who, at or prior to the Effective Time, were directors or officers of the Company or any of its Subsidiaries, as applicable (the “Indemnified Parties”), against any and all costs (including amounts paid in settlement or compromise) or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties or liabilities arising from, relating to or incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), whenever asserted, arising out of or based on, in whole or in part, (i) the fact that such Indemnified Party is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another Person or (ii) acts or omissions by a director, officer, employee or agent of the Company in that individual’s capacity as a director or officer of the Company, or taken at the request of the Company, in each case under clause (i) or (ii) at, or prior to, the Effective Time (including any action relating in whole or in part to the transactions contemplated by this Agreement (including the Merger) or relating to the enforcement of this provision), in each case, whether threatened, pending or completed and whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the Laws of the State of Delaware, any applicable indemnification agreement to which such Person is a party, the Restated Company Certificate of Incorporation or the A&R Company Bylaws, as applicable, in effect on the date of this Agreement to indemnify such Person (and Parent, ParentSub LLC and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided, that the Person to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification). Parent shall, and shall cause the Surviving Corporation and ParentSub LLC to ensure that the organizational documents of the Surviving Corporation, ParentSub LLC and their respective Subsidiaries, shall, for a period of six (6) years from and after the Effective Time, contain provisions no less favorable, in the aggregate, with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Company and their Subsidiaries than are presently set forth in the Restated Company Certificate of Incorporation and the A&R Company Bylaws (or equivalent organizational and governing documents of any Subsidiary). Any right of indemnification of an Indemnified Party pursuant to this Section 6.10 shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Party as provided herein.

(b)            Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation and ParentSub LLC to, obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time for the Company’s current and former directors and officers who are currently covered by the directors’ and officer’s liability insurance coverage currently maintained by the Company from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies, as applicable, with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement and the transactions or actions contemplated hereby); provided, however, that in no event shall the Company or ParentSub LLC be required to expend for such policies an annual premium amount in excess of three-hundred percent (300%) of the annual premiums currently paid by the Company for such insurance. If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, Parent shall, and Parent shall cause ParentSub LLC to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable, in the aggregate, as provided in the Company’s existing policies as of the date of this Agreement, or Parent shall cause ParentSub LLC to purchase comparable D&O Insurance for such six (6)-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall Parent or ParentSub LLC be required to expend for such policies, an annual premium amount in excess of three-hundred percent (300%) of the annual premium currently paid by the Company for such insurance; provided, further, that if the premium for such insurance coverage exceeds such amount, Parent shall, or Parent shall cause ParentSub LLC to, obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)            If Parent, the Surviving Corporation, ParentSub LLC or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (ii) shall transfer or convey all or substantially all of its properties and assets to any Person, or (iii) winds up or dissolves, then, and in each such case as a condition thereto, Parent or the Surviving Corporation (or their respective successors or assigns), as applicable, shall, or Parent (or its successor or assign) shall cause ParentSub LLC (or its successor or assign) to, cause such Person to assume (either by operation of law or by written instrument) all of the obligations set forth in this Section 6.10.

(d)            The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The rights of each Indemnified Party under this Section 6.10 shall be in addition to, and not in substitution for, any other rights such individual may have under the Laws of the State of Delaware, any applicable indemnification agreement to which such Person is a party, the Restated Company Certificate of Incorporation or the A&R Company Bylaws, and Parent acknowledges and agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities now existing in favor of any Indemnified Party for actions or omissions occurring at or prior to the Effective Time shall continue in full force and effect in accordance with their terms. The obligations of Parent, the Surviving Corporation and ParentSub LLC under this Section 6.10 shall not be terminated or modified in such a manner as to materially and adversely affect the rights of any Indemnified Party to whom this Section 6.10 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected Indemnified Party shall have consented in writing to such termination or modification (such consent not to be unreasonably delayed, withheld or conditioned).

(e)            Neither Parent nor the Surviving Corporation shall, and Parent shall not permit ParentSub LLC to, settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding relating to any acts or omissions covered under this Section 6.10 for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned) to such settlement, compromise or consent.

(f)            Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to any directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries, as applicable, for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims under such policies.

6.11          Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors (or any committee thereof) shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.12          Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

6.13          Section 16(b). Prior to the Effective Time, each of Parent and the Company shall take all such steps as may be required or as may be reasonably requested by any party hereto (to the extent permitted under applicable Law) to cause any acquisitions from or dispositions to Parent or the Company of shares of equity securities of Parent or the Company, as applicable, resulting from the transactions contemplated by the Transaction Documents (including securities deliverable upon exercise, vesting or settlement of any Company Equity Awards or other derivative securities) by each person who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent or the Company and eligible for the exemption in Rule 16b-3 promulgated under the Exchange Act, respectively, to be exempt under Rule 16b-3 promulgated under the Exchange Act, including in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

6.14          Approval by Sole Stockholder of Merger Sub. Immediately following the execution and delivery of this Agreement by the parties hereto, Parent shall cause ParentSub LLC, as the sole stockholder of Merger Sub, to adopt this Agreement and approve the transactions contemplated hereby, including the Merger, in accordance with the DCGL, by written consent. Parent shall cause ParentSub LLC to promptly deliver a copy of such executed written consent to the Company. Parent agrees that it shall cause Merger Sub and ParentSub LLC to comply with all of their respective obligations under this Agreement and under any other Transaction Documents.

6.15          Stockholder Litigation. Prior to the Effective Time, the Company shall promptly advise Parent of any Proceeding commenced after the date hereof against the Company or any of its directors by any stockholder of the Company relating to this Agreement and the transactions contemplated hereby, including the Merger, and shall keep Parent reasonably informed on a reasonably current basis regarding any such Proceeding. Prior to the Effective Time, Parent shall promptly advise the Company of any Proceeding commenced after the date hereof against Parent or any of its directors by any stockholder of Parent relating to this Agreement and the transactions contemplated hereby, including the Merger, and shall keep the Company reasonably informed on a reasonably current basis regarding any such Proceeding. Prior to the Effective Time, each of the Company and Parent shall give the other party the opportunity to participate in (but not control) the defense and settlement of any stockholder litigation against it and/or its officers or directors; provided, that neither the Company nor Parent shall settle, compromise or enter into any agreement or arrangement, or consent to the entry of, or fail to defend against entry of, any order or judgment, with respect to any such stockholder litigation without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed); provided, that such prior written consent shall not be required for, and the Company or Parent, as applicable, may enter into, any settlement, compromise, agreement, arrangement, order or judgment of such stockholder litigation so long as such settlement, compromise, agreement, arrangement, order or judgment does not include an admission of liability or wrongdoing on the part of, and does not impose any monetary or non-monetary remedy or relief against, the other party or any of the other party’s current or former directors or officers (to the extent such individuals are a party to such stockholder litigation). After the Effective Time, Parent may enter into any settlement, compromise, agreement, arrangement, order or judgment of such stockholder litigation so long as such settlement, compromise, agreement, arrangement, order or judgment does not include an admission of liability or wrongdoing on the part of, and does not impose any monetary or non-monetary remedy or relief against, any of the Company’s current or former directors or officers (to the extent such individuals are a party to such stockholder litigation).

6.16            Treatment of Exchangeable Debentures.

(a)            To the extent that all of the Exchangeable Debentures are not repurchased or exchanged prior to the Closing Date, the Company shall take all reasonably necessary actions in accordance with the terms of the Exchangeable Senior Debentures Indenture, including the giving of any notices that may be required in connection with any repurchases or exchange of Exchangeable Debentures, to consummate a “Change in Control Redemption” (as such term is defined in the Exchangeable Senior Debentures Indenture) concurrently with (to the extent such “Change in Control Redemption” is conditioned upon the consummation of the Closing) or promptly after the Effective Time. From and after the announcement of a Change in Control Redemption, to the extent any Exchangeable Debentures are submitted for exchange in connection with the “Change in Control Redemption,” the Company shall use its reasonable best efforts to comply with its obligations under the Exchangeable Senior Debentures Indenture.

(b)            Prior to the Closing Date, in the event (i) any holder of the Exchangeable Debenture exercises its put right for the Company to repurchase such holder’s Exchangeable Debentures pursuant to Section 12.01 or Section 12.02 of the Exchangeable Senior Debentures Indenture in accordance with the terms thereof or (ii) any holder of any Exchangeable Debentures elects to exchange its Exchangeable Debentures pursuant to ARTICLE XI of the Exchangeable Senior Debentures Indenture, then, in each case, (A) the Company shall (subject to the receipt by the Company of cash funds under a Parent Loan Facility in the amounts contemplated by the immediately succeeding clause (B)) repurchase or settle its exchange obligation with respect to such Exchangeable Debentures in full in cash in accordance with the terms of the applicable Exchangeable Senior Debentures Indenture and (B) Parent (or its Subsidiaries) shall make cash loans to the Company under a Parent Loan Facility no later than three (3) Scheduled Trading Days (as defined in the Exchangeable Senior Debentures Indenture) prior to the applicable repurchase date or exchange settlement date in an amount (including reasonable fees and expenses related thereto) no less than an amount (including reasonable fees and expenses related thereto) that the Company reasonably determines is necessary to repurchase or settle its exchange obligation with respect to the applicable Exchangeable Debentures in full in cash. Notwithstanding anything to the contrary in this Section 6.16(b), if (x) Parent and the Company reasonably determine that the Closing will not occur on or prior to the 30 Scheduled Trading Days prior to March 27, 2025 or (y) any holder of any Exchangeable Debentures elects to exchange its Exchangeable Debentures pursuant to ARTICLE XI of the Exchangeable Senior Debentures Indenture and such exchange would be settled in cash prior to the Closing, Parent and the Company shall use their reasonable best efforts to enter into definitive documents that govern the Parent Loan Facility no later than five (5) Scheduled Trading Days prior to any applicable repurchase date or exchange settlement date contemplated by the immediately preceding sentence; provided, that as a condition precedent to Parent entering into definitive documents for the Parent Loan Facility, the Company shall execute and deliver to Parent Form FR G-3 and, to the extent reasonably requested by Parent, any updates thereto required by Regulation U.

(c)            The Company shall not exercise its right to redeem the Exchangeable Debentures under Section 11.16 of the Exchangeable Senior Debentures Indenture without the prior written consent of Parent.

6.17            Treatment of Forward Contract.

(a)            The Company shall (i) use commercially reasonable efforts to cause Company, LLC to provide all notices required to be delivered prior to the Closing Date by Company, LLC, if any, pursuant to the Forward Contract related to or stemming from the Merger in a timely manner, and to promptly forward to Parent all notices and communications received by it under the Forward Contract and (ii) cause Company, LLC to use commercially reasonable efforts to negotiate an amendment, termination or similar arrangement to the Forward Contract effecting the final and complete termination and/or settlement of the Forward Contract through the payment of all amounts and delivery of all shares thereunder on or prior to the Closing Date such that no default, event of default or termination event could or would occur under the Forward Contract if such payments and deliveries were made on or prior to such date (the “Forward Contract Amendment”). Parent shall use commercially reasonable efforts to cooperate with the Company with respect to negotiating the Forward Contract Amendment, and neither Company nor Company, LLC shall execute the Forward Contract Amendment without the prior written consent of Parent.

(b)            Unless otherwise instructed by Parent, the Forward Contract Amendment shall provide that the Collateral Shares (as defined in the Forward Contract) shall be delivered to UBS AG, London Branch (the “Dealer”) or an affiliate of Dealer in order to maximize any cash payment due pursuant to the Forward Contract and Forward Contract Amendment by the Dealer to Company, LLC or minimize any cash payment due pursuant to the Forward Contract and Forward Contract Amendment by Company, LLC to Dealer.

6.18            Intended Tax Treatment.

(a)            The parties hereto agree not to take any position on any Tax Return that is inconsistent with the Intended Tax Treatment for all U.S. federal (and, if applicable, state and local) income tax purposes, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. From and after the date of this Agreement, each party hereto shall use its reasonable best efforts to ensure the Intended Tax Treatment is respected and shall not knowingly take any action, cause or permit any action to be taken, or fail to take any action, which action or failure to act could prevent the Intended Tax Treatment, except for any actions expressly contemplated to be taken pursuant to this Agreement or any of the Transaction Documents.

(b)            The parties acknowledge and agree that solely for purposes of determining the value of Parent Common Stock to be received by the holders of Series A Preferred Shares for purposes of measuring continuity of interest under Treasury Regulations Section 1.368-1(e)(2)(i) and Revenue Procedure 2018-12, 2018-6 IRB 349 (“Rev. Proc. 2018-12”), (i) the “Safe Harbor Valuation Method” will be the “Average of the Daily Volume Weighted Average Prices” as described in Section 4.01(1) of Rev. Proc. 2018-12, (ii) the “Measuring Period” (within the meaning of Section 4.02 of Rev. Proc. 2018-12) will be ten (10) consecutive trading days ending on the Business Day prior to the date of this Agreement, (iii) the “specified exchange” (within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) will be Nasdaq and (iv) the “authoritative reporting source” (within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) will be Bloomberg L.P.

6.19            Amendment of the Company Charter. Subject to the receipt of the Company Requisite Approval, the Company shall, prior to the Effective Time, take all such actions as may be required to give effect to the Company Charter Amendment as of no later than immediately prior to the Effective Time, including (but not limited to) filing or causing to be filed a Certificate of Amendment, setting forth the Company Charter Amendment, in the form attached hereto as Exhibit C (the “Certificate of Amendment”), with the Secretary of State of the State of Delaware in accordance with the DGCL.

6.20            Certain Contract Terminations. At or prior to the Closing, the Company will cause the termination of the Contracts or arrangements set forth on Section 6.20 of the Company Disclosure Letter in accordance with, and effective as of the times set forth in, Section 6.20 of the Company Disclosure Schedule, without any cost or liability to the Company (or, after the Closing, Parent, the Surviving Corporation and their respective Affiliates), in each case, except for any cost or liability that expressly survives the termination by their terms or under applicable Law. Each of Parent and the Company agrees that effective upon the Effective Time (if it occurs), that certain Governance Agreement, dated as of December 20, 2011, by and among Parent, Liberty Interactive Corporation and Barry Diller, is terminated and will thereafter cease to be of any further force and effect, and, notwithstanding anything to the contrary contained therein, no party thereto will thereafter have any rights, claims or obligations thereunder.

6.21            ParentSub LLC Merger. Immediately following the Effective Time, Parent shall cause ParentSub LLC to effectuate the ParentSub LLC Merger in accordance with Section 267 of the DGCL and Section 18-209(i) of the Delaware Limited Liability Company Act, and following the consummation of the ParentSub LLC Merger, the separate corporate existence of the Surviving Corporation shall thereupon cease. ParentSub LLC shall continue as the surviving company in the ParentSub LLC Merger, and the separate existence of ParentSub LLC with all of its properties, rights, privileges, immunities, powers and franchises shall continue unaffected by the ParentSub LLC Merger. At the effective time of the ParentSub LLC Merger, the effect of the ParentSub LLC Merger shall be as provided in the certificate of merger effecting the ParentSub LLC Merger and the applicable provisions of the DGCL and the Delaware Limited Liability Company Act. Without limiting the generality of the foregoing, and subject thereto, at such effective time, all of the property, rights, privileges, immunities, powers and franchises of the Surviving Corporation shall vest in ParentSub LLC, and all debts, liabilities and duties of the Surviving Corporation shall become the debts, liabilities and duties of ParentSub LLC.

6.22            Waiver of Conflicts Regarding Representation.

(a)            The parties hereto agree that, notwithstanding any current or prior representation of (i) the Company (which, for the avoidance of doubt, excludes the Surviving Corporation and ParentSub LLC) or any of its Subsidiaries, or any and all of their respective predecessors and successors, (ii) officers or directors of the Company or any of its Subsidiaries as of immediately prior to the Effective Time, (iii) former members of the Company Board, (iv) Maffei, (v) Liberty Media or (vi) any Covered Person (collectively, the “Represented Persons”) or any of their respective Affiliates by O’Melveny, Baker Botts, Potter Anderson, Sherman or Skadden, each of O’Melveny, Baker Botts, Potter Anderson, Sherman and Skadden will be allowed to represent any of the Represented Persons or any of their respective Affiliates in any matters or disputes that, directly or indirectly, arise out of or relate to the Transaction Documents or any of the transactions and matters contemplated hereby or thereby (including the transactions contemplated by the Maffei Voting Agreement) (any such matter or dispute, a “Post-Closing Representation”). Parent does hereby, and agrees to cause its controlled Affiliates (and agrees to use its reasonable best efforts to cause its other Affiliates) to, (A) agree that O’Melveny, Baker Botts, Potter Anderson, Sherman and Skadden may each represent (and none of Parent or any of its Affiliates or Representatives will seek to disqualify or otherwise prevent O’Melveny, Baker Botts, Potter Anderson, Sherman or Skadden from representing) any of the Represented Persons or such Affiliates in connection with a Post-Closing Representation and (B) waive any claim they have or may have that O’Melveny, Baker Botts, Potter Anderson, Sherman or Skadden has a conflict of interest or is otherwise prohibited from engaging in a Post-Closing Representation, even if, in any case, the interests of the Represented Persons or such Affiliates may be directly adverse to Parent or its Affiliates and even though O’Melveny, Baker Botts, Potter Anderson, Sherman or Skadden may have represented the Represented Persons or such Affiliates in a matter substantially related to such dispute, or may be handling ongoing matters for any of the Represented Persons or such Affiliates.

(b)            Parent acknowledges and agrees, on behalf of itself and its Affiliates, that (i) all Protected Information and all Privileged Information (and, in each case, all rights and privileges related thereto) shall, subject to the terms of this Section 6.22, be excluded from the assets possessed by the Company and its Subsidiaries at and after the Effective Time and shall be controlled and solely owned by Liberty Media on behalf of all Represented Persons for all purposes of this Section 6.22 and Section 1 of the Liberty Media Side Letter, and shall not pass to or be claimed by the Surviving Corporation, ParentSub LLC, Parent or its Affiliates, and (ii) notwithstanding Section 6.6, neither the Company nor any of its Affiliates or Representatives shall be obligated to provide Parent or any of its Affiliates, or any of their respective Representatives, with access to any Protected Information or any Privileged Information, in each case, other than as provided in Section 6.22(c) below.

(c)            To the extent access to (i) some of the Protected Information (other than Privileged Information) described in clause (i), (ii) or (iii) of the definition thereof is reasonably necessary (upon the advice of Parent’s external legal counsel acting reasonably) or (ii) some of the Protected Information described in clause (i), (ii) or (iii) of the definition thereof that constitutes Privileged Information is reasonably necessary, in either case, for or in furtherance of Parent’s or its applicable Affiliates’ (A) defense against (or prosecution of) any Proceeding brought by or against (as applicable) any third Person (which for the avoidance of doubt shall exclude the Represented Persons and their Affiliates), (B) only as to Protected Information that is not Privileged Information, defense against (which may include bringing counterclaims) any Proceeding brought by any Represented Persons or any of their Affiliates (for the avoidance of doubt, in the case of clauses (A) and (B), including in connection with Parent’s or its Subsidiaries’ obligations under Section 6.18) or (C) compliance with reporting, filing or other legal or regulatory requirements imposed on Parent or such Affiliates by a Governmental Entity having jurisdiction over Parent or such Affiliates with respect to such matters, including for the avoidance of doubt through a discovery process in which the applicable Governmental Entity requires production of such Protected Information (each of clause (A), (B) or (C), a “Permitted Parent Access Circumstance”), Parent or such Affiliates, as applicable, shall be permitted by Liberty Media (who, as described in Section 6.22(b) shall, subject to the terms of this Section 6.22, have sole ownership and control of all Protected Information and all Privileged Information (and, in each case, all rights and privileges related thereto) on behalf of all Represented Persons for all purposes of this Section 6.22 and Section 1 of the Liberty Media Side Letter) access solely to such reasonably necessary portion of the Protected Information (“Necessary Information”); provided, that, with respect to any such Necessary Information that also constitutes Privileged Information, (x) with respect to any Permitted Parent Access Circumstance described in clause (A) or (C) above, such Privileged Information will only be made available to Parent or its applicable Affiliates if Parent agrees not to (and does not), and agrees to use reasonable best efforts to cause its Affiliates and Representatives not to (and they do not), disclose or use, or allow to be disclosed or used, any such Privileged Information for any purpose, whatsoever, other than the applicable Permitted Parent Access Circumstance described in clause (A) or (C) above, and (y) under no circumstances will access to such Privileged Information be deemed reasonably necessary in connection with a Permitted Parent Access Circumstance described in clause (B) above. To the extent any Privileged Information may be accessed pursuant to this Section 6.22(c), Parent and Liberty Media shall use reasonable best efforts and cooperate with each other to enter into customary and reasonable joint defense, confidentiality, or similar arrangements that, to the extent reasonably practicable, will preserve and protect the privileged nature of such Privileged Information from being waived or impaired.

(d)            For the avoidance of doubt, except as expressly provided in Section 6.22(c), none of Parent, the Surviving Corporation, ParentSub LLC or their respective Affiliates will have any rights or access to any Protected Information or any Privileged Information, wherever maintained. Further, notwithstanding Section 6.22(c), none of Parent, the Surviving Corporation, ParentSub LLC or their respective Affiliates will have any rights or access to any Privileged Information in the files of O’Melveny, Baker Botts, Potter Anderson, Sherman or Skadden (for clarity, this sentence does not impact any rights or access to any such Privileged Information other than in the files of such law firms (even if also in the files of such law firms)).

(e)            This Section 6.22 shall not apply to any information properly obtained by Parent or its Affiliates or their respective Representatives other than pursuant to Section 6.22(c) and without any breach of this Agreement, which, for the avoidance of doubt, shall include information obtained by Parent or its Affiliates or their respective Representatives in connection with litigation discovery rights. Further, nothing contained in this Section 6.22 is intended to, and this Section 6.22 shall not in any respect, limit or expand the rights and obligations of the parties hereto pursuant to Section 6.2. For the avoidance of doubt, to the extent a Governmental Entity with jurisdiction over a relevant proceeding determines (notwithstanding the express intent of the parties hereto set forth in this Section 6.22) to grant access to, or use of, any Protected Information (including Privileged Information) to which Parent or its applicable Affiliates would not otherwise have the right to access or use pursuant to Section 6.22(c), such access or use will be limited to that which has been mandated or determined by such Governmental Entity and will not serve as a basis to restrict or limit any other rights or protections specified herein.

(f)            This Section 6.22 will be irrevocable, and no term of this Section 6.22 may be amended, waived or modified in respect of any Protected Information or any Privileged Information without the prior written consent of Liberty Media, on behalf of the Represented Persons. Any such amendment, waiver or modification of this Section 6.22 as to which no such consent is obtained shall be null and void. This Section 6.22 is for the benefit of the applicable Represented Persons, Liberty Media and their respective Affiliates, each of which is an intended third-party beneficiary of this Section 6.22 and will be entitled to enforce this Section 6.22 against the parties hereto in such capacity.

(g)            For all purposes of this Section 6.22 and Section 1 of the Liberty Media Side Letter, references to Affiliates of Parent shall include the Surviving Corporation following the Effective Time and ParentSub LLC following the ParentSub LLC Merger.

6.23            Voting of Parent Common Stock. Without the prior written consent of Parent, from the date hereof until the earlier of (a) the Closing and (b) the date that this Agreement is validly terminated, the Company irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of the holders of capital stock of Parent (or any subset thereof) (such meeting, a “Parent Stockholder Meeting”), however called, and in connection with any written consent of the holders of Parent Shares, the Company shall, and shall cause its Subsidiaries to: (i) appear at such Parent Stockholder Meeting or otherwise cause all of the Parent Common Stock and Parent Class B Common Stock (collectively, the “Parent Shares”) over which the Company (or any of its Subsidiaries) (A) has beneficial or record ownership or (B) otherwise has the power to vote or direct the voting of, as of the applicable record date (collectively, the “Company Parent Shares”), to be counted as present thereat for purposes of calculating a quorum, (ii) vote or cause to be voted (including by proxy or execution of a written consent, as applicable) all such Company Parent Shares in a manner proportionally consistent with the vote of the Parent Shares not owned by the Company or its officers or directors and (iii) not otherwise act by written consent with respect to the Company Parent Shares, in each case except that this Section 6.23 shall not apply with respect to any vote or written consent of the holders of Parent Shares to approve a Parent Acquisition Proposal in connection with which the Company does not enter into a definitive Alternative Acquisition Agreement in accordance with Section 6.2(h). The Company agrees not to, and shall cause its Subsidiaries not to, enter into any agreement or commitment with any person the effect of which would violate, or frustrate the intent of, the provisions of this Section 6.23. The parties hereto agree that the Parent Loan Facility and any enforcement under the definitive documentation for the Parent Loan Facility shall not constitute a violation of this Section 6.23.

ARTICLE VII
CONDITIONS

7.1            Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party hereto to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Closing of each of the following conditions:

(a)            Stockholder Approval. This Agreement and the Company Charter Amendment shall have been duly adopted by the requisite holders of Common Shares and Series A Preferred Shares, as applicable, constituting the Company Requisite Approval in accordance with applicable Law and the Restated Company Certificate of Incorporation and the A&R Company Bylaws.

(b)            Company Charter Amendment. The Company Charter Amendment shall have become effective pursuant to the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware prior to the Effective Time.

(c)            Law. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger.

7.2            Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Parent at or prior to the Closing of the following additional conditions:

(a)            Representations and Warranties. The representations and warranties of the Company set forth in (i) Section 4.1 (Organization, Good Standing and Qualification), Section 4.3 (Corporate Authority) and Section 4.10 (Brokers and Finders) shall be true and correct (read for purposes of this clause (i) without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualification therein) in all material respects as of the date of this Agreement and as of the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct (read for purposes of this clause (i) without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualification therein) as of such particular date), (ii) Sections 4.2(a), (b) and (d) (Capital Structure) shall be true and correct, subject only to de minimis inaccuracies, as of the date of this Agreement and as of the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), (iii) the first sentence of Section 4.6 (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date and (iv) the other representations and warranties of the Company set forth in ARTICLE IV shall be true and correct as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), except where the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this clause (iv) without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualification therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)            Performance of Obligations of the Company. The Company shall have performed and complied with in all material respects all obligations required to be performed and complied with by it under this Agreement at or prior to the Closing.

(c)            Company Certificate. Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

7.3            Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following additional conditions:

(a)            Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 5.1 (Organization, Good Standing and Qualification), Section 5.3 (Corporate Authority; Approval) and Section 5.10 (Brokers and Finders) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been so true and correct as of such particular date), (ii) the first sentence of Section 5.5 (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date and (iii) all other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been true and correct in all material respects as of such particular date), except where the failures of such representations and warranties to be so true and correct (read for purposes of this clause (ii) without giving effect to any “materiality,” “Parent Material Adverse Effect” or similar qualification therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b)            Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed and complied with in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c)            Parent Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent by an officer of Parent to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

7.4            Frustration of Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other transactions contemplated by this Agreement or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement.

ARTICLE VIII
TERMINATION

8.1            Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent.

8.2            Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Parent or the Company if:

(a)            the Merger shall not have been consummated by nine (9) months after the date of this Agreement (the “Termination Date”), whether such date is before, on or after the date of adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a); provided, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party if such party’s breach of or failure to perform its obligations under this Agreement materially contributed to, or resulted in, the failure to consummate the transactions contemplated hereby by the Termination Date;

(b)            the approval of the adoption of this Agreement or the Company Charter Amendment by the stockholders of the Company referred to in Section 7.1(a) shall not have been obtained at the Company Stockholders Meeting, or at any adjournment or postponement thereof, at which a vote upon the adoption of this Agreement and of the Company Charter Amendment was taken; or

(c)            any Law permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and non-appealable, whether before, on or after receipt of the Company Requisite Approval; provided, that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure of the Merger to be consummated.

8.3            Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company if:

(a)            at any time prior to the Effective Time there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any representation and warranty shall have become untrue after the date of this Agreement, in any such case, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days following written notice to Parent from the Company of such breach or failure and (ii) the Termination Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if the Company is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement;

(b)            at any time prior to obtaining the Company Requisite Approval, in order to enter into an Alternative Acquisition Agreement in accordance with Section 6.2(e), provided that prior to or substantially concurrently with such termination, the Company pays to Parent the Company Termination Fee required to be paid pursuant to Section 8.5(b); or

(c)            at any time, in order to enter into an Alternative Acquisition Agreement in accordance with Section 6.2(h).

8.4            Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a)            there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in any such case, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days following written notice to the Company from Parent of such breach or failure and (ii) the Termination Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(a) if Parent is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement; or

(b)            prior to obtaining the Company Requisite Approval, there shall have been a Change in Recommendation other than a Change in Recommendation made pursuant to Section 6.2(h)(ii).

8.5            Effect of Termination and Abandonment.

(a)            In the event of termination of this Agreement and the abandonment of the Merger pursuant to this ARTICLE VIII, this Agreement (other than as set forth in this Section 8.5 and in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its respective Related Parties); provided, that no such termination shall relieve any party hereto from any liability (i) for damages resulting from the Willful Breach prior to such termination by any party hereto or (ii) as provided in this Section 8.5 (including, from any obligation to pay, if applicable, the Company Termination Fee pursuant to Section 8.5(b) or Section 8.5(c)).

(b)            If this Agreement is terminated (i) by Parent pursuant to Section 8.4(b) (Change in Recommendation) or (ii) by the Company pursuant to Section 8.3(b) (Termination for Superior Proposal), then the Company shall, within two (2) Business Days after such termination in the case of clause (i) or prior to or substantially concurrently with such termination in the case of clause (ii), pay to Parent, by wire transfer of immediately available funds, a fee equal to $16,310,000 (the “Company Termination Fee”). Notwithstanding anything in this Agreement to the contrary, in no event shall any Company Termination Fee be payable by or on behalf of the Company to Parent in connection with the termination of this Agreement pursuant to Section 8.3(c).

(c)            If (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 8.2(a) (Termination Date) prior to the receipt of the Company Requisite Approval or Section 8.2(b) (Company Requisite Approval) or (B) by Parent pursuant to Section 8.4(a) (Company Breach) as a result of a material breach of Section 6.2 (Acquisition Proposals), (ii) prior to such termination referred to in clause (i) of this sentence, a bona fide Acquisition Proposal shall have been publicly made or publicly announced to the Company or its board of directors (or any committee thereof), or shall have been made directly to the Company’s stockholders generally and, in each case, not withdrawn and (iii) within twelve (12) months after the date of a termination in either of the cases referred to in clauses (i)(A) and (i)(B) of this Section 8.5(c), the Company consummates any Acquisition Proposal or enters into an Acquisition Proposal that is subsequently consummated, then the Company shall pay the Company Termination Fee to Parent substantially concurrently upon the consummation of such Acquisition Proposal; provided, that solely for purposes of this Section 8.5(c), references to “fifteen percent (15%) or more” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%) or more”.

(d)            The parties hereto acknowledge and hereby agree that the Company Termination Fee, if, as and when required pursuant to this Section 8.5, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(e)            Each party hereto acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would have entered into this Agreement; and accordingly, if the Company or Parent fails to pay promptly any amount that may become due pursuant to Section 8.5(a), Section 8.5(b), or Section 8.5(c) (any such amount due, a “Payment”), and, in order to obtain such Payment, Parent or the Company commences a suit which results in a judgment against the Company or Parent, respectively, for the applicable Payment, or any portion thereof, the party with such judgment against them shall pay to the other party its costs and expenses (including reasonable attorneys’ fees) actually incurred in connection with such suit and any appeal relating thereto, together with interest on the amount of the Payment, which shall accrue at the prime rate published in the Wall Street Journal, Eastern Edition, in effect on the date such Payment was first required to be paid from such date through the date of full payment thereof.

(f)            Notwithstanding anything to the contrary in this Agreement, but subject to the proviso in Section 8.5(a) and Section 9.13, in any circumstance in which this Agreement is terminated and Parent has the right to receive payment of the Company Termination Fee in accordance herewith, the payment of the Company Termination Fee and, if applicable, the costs and expenses of Parent pursuant to Section 8.5(e) shall be the sole and exclusive remedy of Parent, its Subsidiaries and Affiliates and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (the “Parent Related Parties”) against the Company, its Subsidiaries and Affiliates and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, “Company Related Parties” and together with the Parent Related Parties, the “Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (except that the Company shall remain obligated to pay to Parent any amount due and payable pursuant to Section 8.5(e)), whether in equity or at Law, in contract, in tort or otherwise.

ARTICLE IX
MISCELLANEOUS AND GENERAL

9.1            Survival. This ARTICLE IX and the agreements of the Company, Parent and Merger Sub contained in ARTICLE III, Section 6.10 (Indemnification; Directors’ and Officers’ Insurance) and Section 6.22 (Waiver of Conflicts Regarding Representation) shall survive the consummation of the Merger. This ARTICLE IX (other than Section 9.2 (Modification or Amendment), Section 9.3 (Waiver) and Section 9.12 (Assignment)) and the agreements of the Company, Parent and Merger Sub contained in Section 6.6(b) (Access, Consultation), Section 6.9 (Expenses; Transfer Taxes) and Section 8.5 (Effect of Termination and Abandonment) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the consummation of the Merger or the termination of this Agreement. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

9.2            Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement (including any Schedule hereto) may be amended, modified or supplemented in writing by the parties hereto, by action of the boards of directors of the respective parties and, with respect to Section 6.10 and Section 6.22, any other Person whose consent is required to effect such amendment; provided, that after obtaining the Company Requisite Approval, there shall be no amendment, modification or supplement to this Agreement which by applicable Law would require further approval by the Company’s stockholders without such approval having first been obtained.

9.3            Waiver.

(a)            Any provision of this Agreement may be waived prior to the Effective Time if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective; provided, that after obtaining the Company Requisite Approval, there shall be no waiver or extension which by applicable Law would require further approval by the Company’s stockholders without such approval having first been obtained.

(b)            No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

9.4            Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts, taken together, shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

9.5            Governing Law and Venue; Waiver of Jury Trial.

(a)            THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OR CHOICE OF LAW PRINCIPLES THEREOF.

(b)            Any action, suit, arbitration or proceeding by or before any Governmental Entity (each, an “Action”) seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or any of the transactions contemplated hereby, will be brought exclusively in the Court of Chancery of the State of Delaware (the “Delaware Chancery Court”) or, if the Delaware Chancery Court does not have subject matter jurisdiction, any state or federal courts located in the State of Delaware (and in each case, any appellate courts therefrom). Each of the parties hereto (i) irrevocably and unconditionally submits and consents to the personal jurisdiction in any such Action brought in any such court (and of the appropriate appellate courts therefrom), (ii) irrevocably agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iii) irrevocably agrees that all claims in respect of such Action may be heard and determined in any such courts (and the appropriate appellate courts therefrom) and agrees not to bring any Action arising out of or relating to this Agreement or any of the transactions contemplated hereby in any courts other than the Delaware Chancery Court or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom, (iv) irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court (and the appropriate appellate courts therefrom) or that such Action was brought in an inconvenient forum and agrees not to plead or claim the same and (v) consents to service being made through the notice procedures set forth in Section 9.6. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.6 shall be effective service of process for any Action in connection with this Agreement or the transactions contemplated hereby.

(c)            EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THE COMPANY (ON BEHALF ITSELF AND ITS SUBSIDIARIES) AND EACH OF THE OTHER PARTIES HERETO WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO ANY OF ITS SUBSIDIARIES IN CONNECTION WITH THE MERGER OR THE PERFORMANCE THEREOF OR THE TRANSACTIONS CONTEMPLATED THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

9.6            Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) when delivered, if delivered personally to the intended recipient, (b) when sent by email (without any “bounceback” or other notice of nondelivery) and (c) one (1) Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

if to Parent or Merger Sub:

Tripadvisor, Inc.
400 1st Avenue
Needham, MA 02494
Attention:	Seth J. Kalvert
Email:	[Separately provided]

with copies to (which shall not constitute notice):

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention:	Michael J. Aiello;Matthew J. Gilroy
Email:	michael.aiello@weil.com; matthew.gilroy@weil.com

if to the Company:

Liberty TripAdvisor Holdings, Inc.
12300 Liberty Boulevard
Englewood, CO 80112
Attention:	Chief Legal Officer
Email:	[Separately provided]

with copies to (which shall not constitute notice):

O’Melveny & Myers LLP
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111
Attention:	C. Brophy Christensen; Noah Kornblith
Email:	bchristensen@omm.com; nkornblith@omm.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

9.7            Entire Agreement. This Agreement (including any exhibits hereto), the Certificate of Merger and the Certificate of Amendment and any other certificate or instrument to be delivered hereunder, collectively constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the Company Disclosure Letter are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

9.8            No Third Party Beneficiaries. This Agreement is not intended to, and does not and shall not be deemed to, confer upon any Person other than the parties hereto any rights or remedies hereunder, other than (a) as provided in Section 6.10 (Indemnification; Directors’ and Officers’ Insurance) and Section 6.22 (Waiver of Conflicts Regarding Representation), (b) the right of the Company’s stockholders to receive the Merger Consideration after the Closing, (c) the right of the holders of awards under the Company Stock Plans to receive such consideration as provided for in Section 3.5 after the Closing, (d) Section 8.5(f) (Liability of Company Related Parties), Section 9.5 (Governing Law and Venue; Waiver of Jury Trial) and this Section 9.8 (No Third Party Beneficiaries), which, to the extent applicable to the Company Related Parties, are intended to benefit and be enforceable by the Company Related Parties, and (e) the right of the Company on behalf of the Company stockholders to pursue damages (including claims for damages based on loss of the economic benefits of the transactions to the Company stockholders) in the event of Parent’s or Merger Sub’s failure to effect the Merger as required by this Agreement or a material breach of this Agreement that contributed to a failure of any of the conditions to the Closing from being satisfied, which right is hereby expressly acknowledged and agreed by each of Parent and Merger Sub, each of whom shall each be jointly and severally liable for any such damages for which Parent or Merger Sub are found liable. The third-party beneficiary rights referenced in clause (e) of the preceding sentence may be exercised only by the Company (on behalf of the Company stockholders as their agent) through actions expressly approved by the Company Board (or any committee thereof), and no Company stockholder, whether purporting to act in its capacity as a stockholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right.

9.9            Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company (which, for the avoidance of doubt, shall exclude Parent and its Subsidiaries) to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of Parent, the Surviving Corporation and ParentSub LLC to cause such Subsidiary to take such action.

9.10            Severability. The provisions of this Agreement shall be deemed severable and in the event any court of competent jurisdiction or arbitral panel finds any provision hereof to be invalid or unenforceable, such invalidity or enforceability shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.11            Interpretation.

(a)            The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Unless otherwise specified, references in this Agreement to “USD,” “$” or “dollars” or “$” shall refer to U.S. dollars. References to assets, liabilities and businesses of the Company when used in this Agreement shall in all cases exclude the assets, liabilities and businesses of Parent and its Subsidiaries.

(b)            Any Contract or information referred to herein shall be deemed to have been “delivered”, “provided”, “furnished” or “made available” (or any phrase of similar import) to Parent by the Company if such Contract or information was posted to the data room maintained by the Company in connection with the transaction or otherwise provided directly (including through email) to Parent or any of its Representatives by 5:00 p.m. Eastern Time on the day prior to the execution and delivery of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of any such period is a day other than a Business Day, the period in question shall end and any such step shall be taken by or on the next succeeding Business Day.

(c)            The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(d)            For all purposes of this Agreement, each party hereto acknowledges and agrees that none of the representations and warranties set forth in ARTICLE IV or in any certificate delivered by the Company pursuant hereto (including with respect to the condition set forth in Section 7.2(c)) are being made with respect to Parent or any of its Subsidiaries, or the respective businesses of Parent or any of its Subsidiaries, and that Parent and its Subsidiaries, and the respective businesses of Parent and its Subsidiaries shall be excluded from the representations and warranties set forth in ARTICLE IV and in any certificate delivered by the Company pursuant hereto for all purposes of this Agreement (including for purposes of Section 7.2(c)), except that this sentence shall not limit any representations or warranties herein by the Company regarding the Company’s or any of its Subsidiaries’ ownership of Parent Common Stock or Parent Class B Common Stock.

9.12            Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other parties hereto, and any assignment without such consent shall be null and void; provided, that, without the consent of any other party hereto, Liberty Media may assign all of its rights and obligations (in full, and together, not in part or separately) under Section 6.22 (other than Section 6.22(a)) and Section 1 of the Liberty Media Side Letter to any other Covered Person (who, at the time of such assignment is a publicly traded company on Nasdaq or the New York Stock Exchange with a market capitalization of at least $2,000,000,000) and that irrevocably agrees to expressly assume all such rights and obligations (including in respect of any breaches of such obligations by Liberty Media prior to such assignment) in a signed instrument for the benefit of Parent and the Company (which must be delivered to Parent and the Company at least five (5) Business Days in advance of the effective date of any such assignment), in which such assignee Covered Person and Liberty Media each represent and warrant (without qualification or limitation) to Parent and the Company that such assignee Covered Person has sole ownership of and control over all Protected Information (to the same degree as Liberty Media prior to such assignment) on behalf of all Represented Persons for all purposes of Section 6.22 and Section 1 of the Liberty Media Side Letter and the wherewithal to be legally, financially and practically capable of fulfilling the assumed obligations of Liberty Media (including in respect of any breaches of such obligations by Liberty Media prior to such assignment), and following such delivery of such irrevocable written instrument to Parent and the Company by Liberty Media and such Represented Person, upon the effectiveness of such assignment, Liberty Media shall be automatically replaced with such Covered Person for all such purposes under Section 6.22 (other than Section 6.22(a)) and Section 1 of the Liberty Media Side Letter. For the avoidance of doubt, notwithstanding any such assignment, Liberty Media shall continue to be a Represented Person in its own right under Section 6.22 and a third party beneficiary of Section 6.22 in such capacity. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.13            Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the obligations, undertakings, covenants or agreements of the parties to this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Company, on the one hand, and Parent, on the other hand, shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by the other party, and to enforce specifically the terms and provisions of this Agreement (including Section 6.5, and including to cause Parent and Merger Sub to consummate the Merger and the Closing and to make the payments contemplated by this Agreement, including ARTICLE I and ARTICLE III) by a decree of specific performance, in accordance with Section 9.5 of this Agreement, without the necessity of proving actual harm or damages or posting a bond or other security therefor, this being in addition to any other remedy to which such party is entitled at law or in equity, and each party agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance or other equitable remedy is not an appropriate remedy for any reason at law or in equity. Without limitation of the foregoing, the parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of the covenants required to be performed by Parent and Merger Sub under this Agreement (including Section 6.5, and including to cause Parent and Merger Sub to consummate the Merger and the Closing and to make the payments contemplated by this Agreement, including ARTICLE I and ARTICLE III) in addition to any other remedy to which the Company is entitled at law or in equity, including the Company’s right to terminate this Agreement pursuant to ARTICLE VIII and money damages (including damages based on loss of the expected economic benefits of the transaction to the Company). Each party hereto further agrees that it shall not take any position in any legal proceeding concerning this Agreement that is contrary to the terms of this Section 9.13. Parent shall cause Merger Sub and each of their respective Affiliates to perform their respective obligations under this Agreement.

9.14            No Recourse. This Agreement may only be enforced against, and any Proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. To the fullest extent permitted by applicable Law, no past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns or any direct or indirect director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing (each, a “Non-Recourse Party”), shall have any liability for any obligations or liabilities of any party under this Agreement or for any Proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith.

9.15            Definitions. For purposes of this Agreement, the following terms, when used herein, shall have the respective meanings set forth below:

“Acceptable Confidentiality Agreement” means a confidentiality agreement to which the Company is a party that is executed, delivered and effective after the date of this Agreement containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives referred to therein) that receive non-public information of or with respect to the Company to keep such information confidential (subject to customary exceptions); provided, that such confidentiality agreement need not contain a standstill restriction.

“Acquisition Proposal” means (a) any proposal, offer, inquiry or indication of interest (other than a proposal, offer, inquiry or indication of interest by Parent or a Subsidiary of Parent), from any Person or group (as defined in or under Section 13 of the Exchange Act) relating to a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend or similar transaction involving the Company or any of its Subsidiaries which is structured to permit any Person or group to, directly or indirectly, acquire beneficial ownership of fifteen percent (15%) or more of the aggregate outstanding equity securities of the Company (or the surviving or resulting entity) or securities representing fifteen percent (15%) or more of voting power of the Company (or the surviving or resulting entity), or fifteen percent (15%) or more of the consolidated total assets of the Company and its Subsidiaries and (b) any acquisition by any Person or group (as defined in or under Section 13 of the Exchange Act) resulting in, or proposal, offer, inquiry or indication of interest (other than a proposal, offer, inquiry or indication of interest by Parent or a Subsidiary of Parent), which if consummated would result in, any Person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, fifteen percent (15%) or more of the aggregate outstanding equity securities or securities representing fifteen percent (15%) or more of the voting power of the Company, or fifteen percent (15%) or more of the consolidated total assets of the Company and its Subsidiaries, in each case, other than the transactions contemplated by this Agreement.

“Affiliate” means, when used with respect to any party, any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act; provided, that, for purposes of this Agreement (a) prior to the Effective Time, none of Parent or any of its Subsidiaries shall be deemed to be Affiliates of the Company or any of its Subsidiaries, (b) prior to the Effective Time, none of the Company or any of its Subsidiaries shall be deemed to be Affiliates of Parent or any of its Subsidiaries, (c) none of the Persons listed in the following clauses (i) – (vi) shall be deemed to be Affiliates of the Company or its Subsidiaries or any of their respective Investees or any Person listed in any other such clause: (i) Qurate Retail, Inc. taken together with its Subsidiaries and any of their respective Investees, (ii) Liberty Global plc taken together with its Subsidiaries and any of their respective Investees, (iii) Liberty Latin America Ltd. taken together with its Subsidiaries and any of their respective Investees, (iv) Atlanta Braves Holdings, Inc. taken together with its Subsidiaries and any of their respective Investees, (v) Liberty Media taken together with its Subsidiaries and any of their respective Investees, (vi) Liberty Broadband Corporation taken together with its Subsidiaries and any of their respective Investees, and (vii) any entity that is a spinoff of any of the entities listed in the immediate clauses (i) – (vi) taken together with any of their Subsidiaries and any of their respective Investees, and (d) neither Certares nor any of its Affiliates, including any portfolio company (as such term is commonly understood in the private equity industry) of a fund managed by Certares or its Affiliates, will be deemed to be an Affiliate of the Company or any of its Subsidiaries or any of their respective Investees. For purposes of this definition, and for the avoidance of doubt, (A) natural persons shall not be deemed to be Affiliates of each other and (B) no Person shall be an Affiliate of any other Person solely because they share one or more common officers or members of their respective board of managers, board of directors or other controlling governing body.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition, including but not limited to the Foreign Competition Laws.

“Baker Botts” means Baker Botts L.L.P.

“Beneficially Own,” “Beneficial Owner” and “Beneficial Ownership” and words of similar import have the meanings assigned to such terms in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act, and a Person’s Beneficial Ownership of securities shall be calculated in accordance with the provisions of such rules.

“Business Day” means any day of the year on which banks are not required or authorized by Law to close in New York City, NY.

“Carrying Credit” means “carrying credit” as defined under Regulation U, which, for the avoidance of doubt, means credit that enables a customer to maintain, reduce, or retire indebtedness originally incurred to purchase a security that is currently a Margin Stock.

“Certares” means Certares Management LLC and its Affiliates.

“Certares Side Letter” means the agreement, dated as of the date hereof, from the Company to Certares.

“Company, LLC” means Liberty TripAdvisor, LLC, a Delaware limited liability company.

“Company Equity Awards” means the Options and the Cash Awards.

“Company Intellectual Property” means, individually or collectively, the Company Owned IP and the Company Licensed IP.

“Company Licensed IP” means all Intellectual Property under which the Company has been granted any license or other right with respect thereto pursuant to an IP License, except for any Company Owned IP.

“Company Material Adverse Effect” means any change, event, development, circumstance or effect that individually or taken together with any other change, event, development, circumstance or effect has, or would reasonably be expected to have, a material adverse effect on the business, assets, condition (financial or otherwise), properties, liabilities, operations or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and there shall not be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect: (a) changes in, or events generally affecting, the U.S. or global financial, securities or capital markets, (b) general economic or political conditions in the United States or any foreign jurisdiction in which the Company or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, credit availability and liquidity, trading volumes, monetary policy or inflation, (c) changes in, or events generally affecting, the industries in which the Company or any of its Subsidiaries operate, (d) any natural or man-made disaster or acts of God, including earthquakes, floods, hurricanes, tornados, volcanic eruption, epidemics, pandemics or disease outbreak (including COVID-19) or any outbreak or escalation of hostilities, civil disobedience, acts of terrorism, sabotage, riots, demonstrations, public disorders, military action or war (whether or not declared) or any other national or international calamity or any escalation or worsening thereof, (e) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, estimates, forecasts or predictions in respect of financial or operating performance for any period, (f) a decline in the price of the Shares, or a change in the trading volume of the Shares, on the OTC, (g) any change, event, development, circumstance or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the price of the Parent Shares owned by the Company or its Subsidiaries, provided that the exceptions in clauses (e), (f) and (g) shall not prevent or otherwise affect a determination that any change, event, effect, circumstance or development underlying such failure or decline or change, event, development, circumstance or effect (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Company Material Adverse Effect, (h) changes in Law (or interpretation thereof), including in the repeal thereof, or in the enforcement thereof, (i) changes in U.S. generally accepted accounting principles (“GAAP”) (or authoritative interpretation thereof), including in the repeal thereof, or in the enforcement thereof, (j) the taking of any specific action expressly required by this Agreement or taken with Parent’s written consent or the failure to take any specific action expressly prohibited by this Agreement and as for which Parent declined to consent, (k) the announcement, pendency or consummation of the Transaction Documents or the transactions contemplated hereby or thereby, including the impact thereof on the relationships with customers, suppliers, distributors, partners, other third parties with whom the Company has a relationship or employees (including, but not limited to, any cancellation of or delays in customer orders, any reduction in sales, any disruption in or loss of customer, supplier, distributor, partner or similar relationships, or any loss of employees) (it being understood and agreed that this clause (k) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or the announcement of the Transaction Documents or the consummation of the transactions hereby or thereby), (l) any litigation brought by stockholders of the Company alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement or any of the transactions contemplated hereby, (m) the departure or threatened departure of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with its employees or (n) any matters disclosed in Section 9.15(a) of the Company Disclosure Letter; provided, however, that the changes, events, effects, circumstances or developments set forth in the foregoing clauses (a), (b), (c), (d), (h) and (i) shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred to the extent such changes, events, effects, circumstances or developments have had a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, but, in such event, only the incremental disproportionate impact of such changes, events, effects, circumstances or developments shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred; provided, however, that Parent’s and its Subsidiaries’ businesses, assets, conditions (financial or otherwise), properties, liabilities, operations and/or results of operations and any change, event, effect, circumstance or development with respect thereto shall be excluded for purposes of any determination as to the existence of a Company Material Adverse Effect.

“Company Owned IP” means all Intellectual Property owned or purported to be owned by the Company, including the Registered IP.

“Company Plan” means any benefit and compensation plan, policy, program or arrangement maintained, sponsored or contributed to by the Company or any of its Subsidiaries covering current or former employees of the Company and its Subsidiaries and current or former directors of the Company, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any incentive and bonus, deferred compensation, stock purchase, employment, retirement, severance, restricted stock, stock option, stock appreciation rights or stock based plans, excluding any statutory plans.

“Company Section 16 Officer” means any person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act.

“Company Stock Plan(s)” means each of the Company’s (a) 2019 Omnibus Incentive Plan and (b) 2014 Omnibus Incentive Plan.

“Covered Person” means the Persons listed on Section 9.15(b) of the Company Disclosure Letter.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“Disinterested Stockholders” means the holders of the outstanding Shares, other than any outstanding Shares beneficially owned, directly or indirectly, by (a) Parent and its Subsidiaries, (b) Maffei and his Affiliates, (c) the members of the Parent Board and the Parent Section 16 Officers, (d) the members of the Company Board and the Company Section 16 Officers or (e) the immediate family members (as defined in Item 404 of Regulation S-K) of any of the foregoing.

“Exchange Rates” means the exchange rates that appear on the Bloomberg screen at or about 9:00 a.m. New York time on the Business Day immediately preceding the date of determination.

“Exchangeable Debentures” means the 0.50% Exchangeable Senior Debentures due 2051.

“Exchangeable Senior Debentures Indenture” means the Indenture, dated as of March 25, 2021, by and between the Company and U.S. Bank National Association, as trustee, as amended or supplemented on or prior to the date of this Agreement pursuant to which Company issued the Exchangeable Debentures.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

“Forward Contract” means that certain contract providing for a variable price forward transaction, dated March 9, 2020, by and among Company, LLC, Credit Suisse Capital LLC and Credit Suisse Securities (USA) LLC, as subsequently novated to UBS AG, London Branch and UBS Securities LLC on May 13, 2024, as amended by that certain letter agreement dated August 10, 2022.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (a) for borrowed money (including deposits or advances of any kind to such Person); (b) evidenced by bonds, debentures, notes or similar instruments; (c) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment (provided, that the application of GAAP shall be interpreted as if FASB Accounting Standards Codification Topic 842, Accounting for Leases, had not taken effect); (d) pursuant to securitization or factoring programs or arrangements; (e) under swaps, options, derivatives and other hedging agreements, transactions or arrangements (assuming they were terminated on the date of determination); (f) under letters of credit, bank guarantees, performance bonds and surety bonds, but, in each case, only to the extent they have been drawn upon and (g) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person of the type described in clauses (a) through (f). Notwithstanding the foregoing, “Indebtedness” shall not include (i) any obligations that are solely between and among any of the Company and its wholly owned Subsidiaries, (ii) any deferred revenue and (iii) any obligations associated with lease classified as operating leases in the Company Reports. For Indebtedness payable in non-United States dollars, the amount of such Indebtedness will be determined by using the Exchange Rates to denominate the value of such Indebtedness in United States dollars.

“Intellectual Property” means any and all right, title and interest in or relating to intellectual property, whether protected, created or arising under the Laws of the United States or any other jurisdiction, including all: (a) patents and patent applications; (b) trademarks, service marks, logos, trade names, corporate names and other indicators of the commercial source or origin of a product or service, together with all goodwill associated with any of the foregoing (collectively, “Marks”); (c) trade secret rights and corresponding rights in confidential information and other non-public or proprietary information (collectively, “Trade Secrets”); (d) copyrights and copyrightable works, and all database rights; (e) Internet domain names; (f) intellectual property rights arising from software and technology; and (g) any and all similar, corresponding or equivalent intellectual or proprietary rights arising under the Laws of any jurisdiction throughout the world or pursuant to any international convention.

“Intervening Event” means a material effect that (a) was not known to, or reasonably foreseeable by, the Company Board (or any committee thereof) prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which effect, or any material consequence thereof, first becomes known to, or reasonably foreseeable by, the Company Board (or any committee thereof) prior to the receipt of the Company Requisite Approval and (b) does not relate to (i) an Acquisition Proposal, (ii) any fact, event, change, development or circumstance to the extent relating to Parent or any of its Subsidiaries, (iii) any changes in the market price, trading volume or ratings of any securities or Indebtedness of the Company or Parent, (iv) any failure by the Company, Parent or their Subsidiaries to meet internal or published or analysts’ estimates or financial projections, budgets or forecasts of revenues, earnings or other financial or operating metrics for any period, in each case in and of itself (it being understood that the facts or occurrences giving rise or contributing to such change described in clause (ii) and clause (iii) may be taken into account when determining an Intervening Event to the extent otherwise satisfying this definition).

“Investee” of any Person means any Person in which such first Person owns or controls an equity or voting interest.

“IT Systems” means all information technology, computer systems and communications systems, computers, hardware, software, databases, websites, and other equipment owned, operated, leased or licensed by the Company used to process, store, maintain, or operate data, information or functions used in connection with or in the operation of the business.

“Knowledge of the Company” means the actual knowledge of the individuals identified on Section 9.15(c) of the Company Disclosure Letter.

“Knowledge of Parent” means the actual knowledge of Matt Goldberg, Michael Noonan and Seth J. Kalvert.

“Law” means any federal, state, local, foreign or transnational law, statute or ordinance, common law, rule, regulation, constitution, treaty, convention, code, Order, or other similar requirement enacted, adopted or applied by a Governmental Entity.

“Liberty Media” means Liberty Media Corporation, a Delaware corporation.

“Liberty Media Contracts” means all agreements entered into between Liberty Media or any of its Subsidiaries, on the one hand, and the Company, on the other hand, including those identified on Section 9.15(d) of the Company Disclosure Letter.

“Liberty Media Letter Agreement” means that certain Letter Agreement, dated as of the date hereof, by and among Parent, the Company and Liberty Media.

“Liberty Media Side Letter” means the agreement, dated as of the date hereof, from Parent to Liberty Media and the Company.

“Maffei” means Gregory B. Maffei.

“Margin Stock” means “margin stock” as defined under Regulation U, which, for the avoidance of doubt, means (a) any equity security registered or having unlisted trading privileges on a national securities exchange; (b) any OTC security designated as qualified for trading in the National Market System under a designation plan approved by the Securities and Exchange Commission; (c) any debt security convertible into a margin stock or carrying a warrant or right to subscribe to or purchase a margin stock; (d) any warrant or right to subscribe to or purchase a margin stock; or (e) any security issued by an investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8), other than: (i) a company licensed under the Small Business Investment Company Act of 1958, as amended (15 U.S.C. 661); (ii) a company which has at least 95 percent of its assets continuously invested in exempted securities (as defined in 15 U.S.C. 78c(a)(12)); (iii) a company which issues face-amount certificates as defined in 15 U.S.C. 80a-2(a)(15), but only with respect of such securities; or (iv) a company which is considered a money market fund under SEC Rule 2a-7 (17 CFR 270.2a-7).

“O’Melveny” means O’Melveny & Myers LLP.

“Order” means any order, judgment, injunction, ruling, writ, award or decree of any Governmental Entity.

“Parent Acquisition Proposal” means (a) any proposal, offer, inquiry or indication of interest, from any Person or group (as defined in or under Section 13 of the Exchange Act) relating to a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend or similar transaction involving Parent which is structured to permit any Person or group to, directly or indirectly, acquire beneficial ownership of fifty percent (50%) or more of the aggregate outstanding equity securities of Parent (or the surviving or resulting entity) (including fifty (50%) or more of such aggregate outstanding securities not owned by the Company and its Subsidiaries) or securities representing fifty percent (50%) or more of voting power of Parent (or the surviving or resulting entity) (including fifty (50%) or more of such voting power not owned by the Company and its Subsidiaries), or fifty percent (50%) or more of the consolidated total assets of Parent and its Subsidiaries and (b) any acquisition by any Person or group (as defined in or under Section 13 of the Exchange Act) resulting in, or proposal, offer, inquiry or indication of interest, which if consummated would result in, any Person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, fifty percent (50%) or more of the aggregate outstanding equity securities (including fifty (50%) or more of such aggregate outstanding securities not owned by the Company and its Subsidiaries) or securities representing fifty percent (50%) or more of the voting power of Parent (including fifty (50%) or more of such voting power not owned by the Company and its Subsidiaries), or fifty percent (50%) or more of the consolidated total assets of Parent and its Subsidiaries.

“Parent Credit Agreement” means the Credit Agreement, dated as of June 26, 2015, as amended and restated as of June 29, 2023 and as further amended on July 8, 2024 and without giving effect to any amendments or modifications made after the date of this Agreement, by and among Parent, JPMorgan Chase Bank, N.A., as administrative agent and the other parties thereto.

“Parent Loan Facility” means a loan facility provided by Parent (or its designated Subsidiary) to the Company, which facility:

(a)            shall be a term loan (which may be in the form a delayed draw term facility);

(b)            shall accrue interest at a floating rate based on one month Adjusted Term SOFR (as defined in the Parent Credit Agreement) plus 6.00% per annum, which shall be payable in kind (in lieu of payment in cash) on a quarterly basis (or such other time period as jointly agreed to by the Company and Parent);

(c)            shall mature on (x) the earlier of (i) the Termination Date and (ii) fifteen (15) Business Days after the termination of this Agreement or (y) such other date later than the date set forth in the immediately preceding clause (x) as may be agreed by Parent and the Company;

(d)            shall not be subject to any amortization or other mandatory payments prior to the maturity of such facility;

(e)            shall not be prepayable prior to maturity without the prior written consent of Parent and shall be repaid at maturity in cash;

(f)            shall not be more restrictive than the covenant set forth in Section 6.1 of this Agreement excluding (i) any covenants that prohibit the incurrence of debt (and any liens securing such debt) the proceeds of which are applied substantially concurrently to repay the Parent Loan Facility or (ii) any covenants that prohibit the satisfaction of the Parent Loan Facility with cash or, to the extent reasonably acceptable to Parent in its sole discretion, non-cash assets of the Company or its Subsidiaries;

(g)            may, at the option of Parent, be guaranteed by the U.S. Subsidiaries of the Company, subject to customary exceptions for the benefit of the Company and its Subsidiaries to be reasonably agreed (including, for the avoidance of doubt, any exceptions that may be required to comply with the terms of documents governing the Forward Contract) (such guarantors, the “Parent Loan Facility Guarantors”);

(h)            shall be secured (as a guarantee of payment) by substantially all assets of the Company and any Parent Loan Facility Guarantor (including Parent Common Stock and Parent Class B Common Stock), subject to customary exceptions and exclusions for the benefit of the Company and any Parent Loan Facility Guarantor to be reasonably agreed (including, for the avoidance of doubt, any exceptions that may be required to comply with the terms of documents governing the Forward Contract);

(i)            shall contain customary events of default to be reasonably agreed (including, for the avoidance of doubt, events of default related to (i) a change of control not permitted under the Agreement, (ii) the disposition of all or substantially all of the Company’s assets and (iii) any default under any other funded Indebtedness of the Company the result of which causes or allows the holders of such Indebtedness to declare such Indebtedness to be immediately due and payable), subject to customary grace periods, baskets and materiality for the benefit of the Company and its Subsidiaries to be reasonably agreed upon;

(j)            shall contain customary rights and remedies of Parent in connection with events of default under the definitive documentation governing such Parent Loan Facility, including for the avoidance of doubt, the right to declare all amounts and obligations under the Parent Loan Facility to be immediately due and payable and the right to foreclose on and/or exercise voting rights of the Parent Shares pledged by the Company as security under the Parent Loan Facility, subject to customary exceptions and exclusions for the benefit of the Company and any Parent Loan Facility Guarantors to be reasonably agreed (including, for the avoidance of doubt, any exceptions that may be required to comply with the terms of documents governing the Forward Contract);

(k)            shall not contain representations or warranties that are more burdensome than the representations and warranties contained in ARTICLE IV of this Agreement, subject to customary exceptions for the benefit of the Company and any Parent Loan Facility Guarantors to be reasonably agreed;

(l)            shall not require the Company or any of its Subsidiaries to reimburse Parent or any of its Subsidiaries for any fees, charges or disbursement of their counsel(s) related to the Parent Loan Facility;

(m)            shall be governed by the laws of the State of New York; and

(n)            shall otherwise be governed by definitive documents that are in form and substance reasonably satisfactory to the Company and Parent.

“Parent Material Adverse Effect” means any change, event, development, circumstance or effect that individually or taken together with any other change, event, development, circumstance or effect has, or would reasonably be expected to (x) prevent, materially delay, materially impair or interfere with, or adversely affect the ability of Parent or Merger Sub to perform or comply with its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis or (y) have a material adverse effect on the business, assets, condition (financial or otherwise), properties, liabilities, operations or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and there shall not be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect: (a) changes in, or events generally affecting, the U.S. or global financial, securities or capital markets, (b) general economic or political conditions in the United States or any foreign jurisdiction in which Parent or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, credit availability and liquidity, trading volumes, monetary policy or inflation, (c) changes in, or events generally affecting, the industries in which Parent or any of its Subsidiaries operate, (d) any natural or man-made disaster or acts of God, including earthquakes, floods, hurricanes, tornados, volcanic eruption, epidemics, pandemics or disease outbreak (including COVID-19) or any outbreak or escalation of hostilities, civil disobedience, acts of terrorism, sabotage, riots, demonstrations, public disorders, military action or war (whether or not declared) or any other national or international calamity or any escalation or worsening thereof, (e) any failure by Parent or any of its Subsidiaries to meet any internal or published budgets, projections, estimates, forecasts or predictions in respect of financial or operating performance for any period, (f) a decline in the price of the Parent Shares, or a change in the trading volume of the Parent Shares, on NASDAQ, provided that the exceptions in clauses (e) and (f) shall not prevent or otherwise affect a determination that any change, event, effect, circumstance or development underlying such failure or decline or change, event, development, circumstance or effect (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Parent Material Adverse Effect, (g) changes in Law (or interpretation thereof), including in the repeal thereof, or in the enforcement thereof, (h) changes in GAAP (or authoritative interpretation thereof), including in the repeal thereof, or in the enforcement thereof, (i) the taking of any specific action expressly required by this Agreement or taken with the Company’s written consent or the failure to take any specific action expressly prohibited by this Agreement and as for which the Company declined to consent, (j) the announcement, pendency or consummation of the Transaction Documents or the transactions contemplated hereby or thereby, including the impact thereof on the relationships with customers, suppliers, distributors, partners, other third parties with whom Parent has a relationship or employees (including, but not limited to, any cancellation of or delays in customer orders, any reduction in sales, any disruption in or loss of customer, supplier, distributor, partner or similar relationships, or any loss of employees) (it being understood and agreed that this clause (j) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or the announcement of the Transaction Documents or the consummation of the transactions hereby or thereby), (k) any litigation brought by stockholders of Parent alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement or any of the transactions contemplated hereby, (l) the departure or threatened departure of, or adverse change or threatened adverse change in, the relationship of Parent or any of its Subsidiaries with its employees or (m) any matters disclosed in the Parent Disclosure Letter; provided, however, that the changes, events, effects, circumstances or developments set forth in the foregoing clauses (a), (b), (c), (d), (g) and (h) shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred to the extent such changes, events, effects, circumstances or developments have had a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries operate, but, in such event, only the incremental disproportionate impact of such changes, events, effects, circumstances or developments shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred.

“Parent Reports” means the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended.

“Parent Section 16 Officer” means any person that Parent has determined to be an “officer” of Parent within the meaning of Rule 16a-1(f) of the Exchange Act.

“Parent Stock Plan(s)” means each of Parent’s (a) 2023 Stock and Annual Incentive Plan, (b) 2018 Stock and Annual Incentive Plan and (c) 2011 Stock and Annual Incentive Plan in each case, as amended from time to time.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves in the financial statements have been established and provided for in accordance with GAAP, (b) Liens arising in the ordinary course of business in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens, (c) (i) Liens affecting the interest of the grantor of any easements benefiting owned real property and (ii) Liens of record attaching to real property, fixtures or leasehold improvements that, in each case, would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted, (d) Liens (i) securing any Indebtedness of the Company and its Subsidiaries, which Liens are expected to be released at Closing, (ii) reflected in the Balance Sheet and/or (iii) reflected in Section 9.15(e) of the Company Disclosure Letter, (e) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions, and other similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted, (f) any license, covenant or other right to or under any Intellectual Property granted in the ordinary course of business, (g) imperfections or irregularities in the chain of title for Intellectual Property evident from the records of the applicable Governmental Entity maintaining the application or registrations thereof, (h) any Liens occurring under the applicable organizational documents, (i) Liens of landlords arising under Real Property leases and Liens affecting title of landlords of property subject to Real Property leases, (j) any interest or title of a lessor of any assets being leased pursuant to an equipment lease and (k) Liens caused, created or arising under this Agreement.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means all information in any form or media that identifies, could reasonably be used to identify or is otherwise related to an individual person, in addition to any definition for “personal information” or any similar term provided by applicable Law or by the Company in any of its privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”).

“Potter Anderson” means Potter Anderson & Corroon LLP.

“Privacy Laws” means, regardless of jurisdiction, any and all applicable Laws relating to the Processing of any Personal Information, and any and all applicable Laws relating to breach notification or the use of Personal Information for marketing purposes.

“Privacy Requirements” means all applicable Privacy Laws and all of the Company’s policies and notices and contractual obligations relating to the Processing of any Personal Information.

“Privileged Information” shall mean any and all Protected Information regardless of whether shared with, by, or among any Represented Person or their respective Affiliates (or any of their respective Representatives), that was created prior to the Closing and would ordinarily be protected by the attorney-client privilege or similar protections (including attorney work-product protections), as to which the Company, prior to the Closing, had any rights whatsoever, either by itself or in conjunction with another Person.

“Processing” means any operation or set of operations performed on any data, whether or not by automated means, including but not limited to receipt, collection, compilation, use, storage, combination, sharing, safeguarding, disposal, erasure, destruction, disclosure or transfer (including cross-border transfer).

“Protected Information” shall mean any and all (a) documents, information, or other materials (including analyses, memoranda, spreadsheets and drafts of any of the foregoing) whether written (in physical form or electronic media) or oral (including any written notes derived therefrom) created prior to the Closing by or for the benefit of any Represented Persons and/or any of their respective Affiliates or Representatives and (b) communications prior to the Closing, whether written (in physical form or electronic media) or oral (including any written notes derived therefrom) that occur between or among any of the following: any Represented Persons, any of their respective Affiliates or any of their respective Representatives (including, for the avoidance of doubt, strictly internal communications), in the case of each of clause (a) or (b), to the extent actually (or reasonably deemed to be) in the possession or control of the Company on or prior to the Closing and relating to:

(i)            the businesses or affairs of the Company and its Affiliates to the extent such information described in clause (a) or (b) of the introductory paragraph to this definition also primarily relates to (1) any of the Persons set forth in clauses (iv) or (v) of the definition of Represented Persons (other than to the extent such Persons are acting in their capacities as employees, officers, directors or stockholders of the Company) or the respective employees, officers, directors or stockholders of the Persons set forth in clause (v) of the definition of Represented Persons to the extent acting in their capacities as such or (2) Parent or any of its Affiliates;

(ii)            the transactions contemplated by (together with any actions taken in anticipation of, or in consideration of any alternatives to, the transactions contemplated by) this Agreement; or

(iii)            any analyses or presentations prepared or conducted by any financial advisor to the Company with respect to, in connection with or in anticipation of the transactions described in immediately preceding clause (ii) (including the relevant portions of any related materials shared with any transaction committee of the Company Board or the Company Board);

provided, however, that, notwithstanding the foregoing and for the avoidance of doubt, the following shall not be deemed to be Protected Information: (A) financial statements, schedules and other financial information to the extent relating to the Company and/or its Subsidiaries, including auditors’ work papers and correspondence with, to or from auditors, (B) any of the information described in clause (a) or (b) to the introductory paragraph of this definition to the extent relating to or arising out of the Company’s SEC or OTC compliance, reporting or similar obligations, including its financial reporting and accounting requirements, as a public company (other than to the extent relating to the matters described in clause (ii) of this definition), (C) documentation executed or delivered by or to the Company in connection with the issuance of the Exchangeable Debentures, including the Exchangeable Senior Debentures Indentures, together with any analyses regarding the structure or terms, or interpreting the provisions, thereof, and (D) corporate record books of the Company and/or any of its Subsidiaries, including minutes from meetings of or actions taken by the Company Board (other than meetings of or actions taken by any transaction committee of the Company Board or the Company Board, in each case to the extent such meetings or actions relate to any of the matters described in clause (i), (ii) or (iii) above) or any board of directors or similar governing body of any of the Company’s Subsidiaries, and minutes from meetings of or formal actions taken by the stockholders of the Company or any of the Company’s Subsidiaries.

“Regulation U” means Regulation U of the Federal Reserve Board.

“Representative” means, with respect to any Person, one or more of such Person’s trustees, directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers and financial advisors), agents and other representatives. As to the Company, “Representative” specifically excludes Parent and its Representatives and, as to Parent, “Representative” specifically excludes the Company and its Representatives, it being understood that the members of the Parent Board who are directors or officers of the Company shall be considered Representatives of the Company and not of Parent, for purposes of this Agreement.

“Sherman” means Sherman & Howard L.L.C.

“Skadden” means Skadden, Arps, Slate, Meagher & Flom LLP.

“Solvent” when used with respect to any Person, means that, as of any date of determination: (a) the present fair salable value (determined on a going concern basis) of its assets and property will, as of such date, exceed the amounts required to pay its debts as they become absolute and mature, as of such date; (b) such Person will have adequate capital to carry on its business; and (c) such Person will be able to pay its debts as they become absolute and mature, in the ordinary course of business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries; provided, that, none of Parent or any of its Subsidiaries shall be deemed a Subsidiary of the Company or any of its Subsidiaries.

“Superior Proposal” means any bona fide Acquisition Proposal made by a third party after the date of this Agreement that, if consummated, would result in such third party (or its stockholders) owning, directly or indirectly, a majority of the outstanding Shares (or of the stock of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or a majority of the assets of the Company and its Subsidiaries, taken as a whole, which the Company Board (or any committee thereof) determines in good faith (after consultation with its outside legal counsel and financial advisors) to be (a) more favorable to the holders of Common Shares from a financial point of view than the Merger (taking into account all of the terms and conditions of, and the likelihood of completion of, such Acquisition Proposal and this Agreement (including, if applicable at the time of such determination, any changes to the financial terms of this Agreement then committed to in writing by Parent in response to such offer or otherwise)) and (b) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

“Tax” (including, with correlative meanings, the terms “Taxes” and “Taxable”) means all federal, state, local and foreign taxes, profits, franchise, gross receipts, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, use, real and personal property, withholding, excise, value added, transfer, employee, estimated taxes or assessments in the nature of tax, in each case that is imposed by a Governmental Entity.

“Tax Return” means all returns and reports with respect to Taxes (including any information return, claim for refund, amended return, declaration of estimated Tax, election or disclosure) or any amendment to any of the foregoing required to be supplied to a Tax authority relating to Taxes.

“Transaction Documents” means this Agreement, the Voting Agreements, the Liberty Media Letter Agreement, the Liberty Media Side Letter and the Certares Side Letter.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“Willful Breach” means (a) a breach by a party of any of its obligations under this Agreement that is a consequence of an act or omission knowingly undertaken or omitted by the breaching party with the intent of causing a breach of this Agreement or (b) subject to the satisfaction or waiver (by the party for whom such condition may be waived) of the conditions to Closing set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at Closing, provided that those conditions would have been satisfied if the Closing were to occur on such date), the willful or intentional failure of the breaching party to promptly consummate the Merger in accordance with Section 1.2 and the other transactions contemplated by this Agreement to be consummated at the Closing in accordance with the terms and conditions of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

Liberty TripAdvisor Holdings, Inc.

By:	/s/ Gregory B. Maffei
	Name:	Gregory B. Maffei
	Title:	President and Chief Executive Officer

Tripadvisor, Inc.

By:	/s/ Michael Noonan
	Name:	Michael Noonan
	Title:	Chief Financial Officer

Telluride Merger Sub Corp.

By:	/s/ Seth J. Kalvert
	Name:	Seth J. Kalvert
	Title:	President and Secretary

[Signature Page to Agreement and Plan of Merger]